PART II
INFORMATION TO BE INCLUDED IN REPORT

Item 1. Business

Corporate Background and General Overview

Motivated by the belief that America can engineer and build a high quality, reliable, safe, eco-friendly and affordable vehicle for everyone, engineering veteran Paul Elio founded Elio Motors, Inc. as an Arizona corporation in October 2009.  Today, Elio Motors is an American vehicle design and manufacturing company committed to providing safe, affordable and efficient vehicles.  Leveraging existing technology, Elio Motors has designed a revolutionary front engine, front-wheel drive, two-seat, gasoline-powered vehicle, with two wheels in the front and one wheel in the rear – the Elio. Its unique design makes the vehicle more aerodynamic with significantly higher gas mileage than standard vehicles.

Elio Motors hopes to make a game-changing impact beyond sales; creating thousands of jobs, reducing dependence on foreign oil, reducing emissions, and favorably affecting the trade deficit by reducing foreign oil imports, exporting vehicles, and providing a significant return for investors.

The Elio

Target vehicle specifications for the Elio are as follows:
The Elio – Target Vehicle Specifications Overview
Body and chassis
Chassis/Body:	Unibody & panel
Layout:	Front engine, front-wheel drive, 3-wheeled, open front wheel
Powertrain
Engine:	0.9 liter 3 cylinder, 55 horsepower
Transmission:	5 speed manual or automatic manual transmission (AMT)
Dimensions
Wheelbase:	110 inches
Length:	160.5 inches
Track Width:	66.8 inches
Height:	54.2 inches
Target Curb Weight:	1350 pounds
Trunk Space:	27 inches x 14 inches x 10 inches (2.2 cubic feet)
Performance
0-60 mph:	10.8 seconds
Top Speed:	100 miles per hour+
Fuel Economy:	84 miles per gallon EPA highway; 49 miles per gallon EPA city
Range:	Up to 672 miles
Other
Fuel:	Unleaded gasoline
Fuel Capacity:	8 gallons

The Elio’s expected mileage range of 672 miles exceeds that of electric vehicles (100 to 300 miles) and that of most other vehicles of its size (400 to 500 miles).  Configured in a three-wheel format, it is conceived with tandem seating for two passengers to travel in a front-to-back layout.  With a targeted retail price of $7,4501 per vehicle, we believe that the Elio provides the efficiency and environmental friendly benefits without the price premium, driving range anxiety or safety risks of electric or hybrid vehicles.  Based on the current prototype and sources for components, the bill-of-materials (BOM) cost has been developed, which is the largest component of the retail price for the Elio vehicle. At present, the current BOM would require a sales price of $7,526.  However, during the prototype phase of any automotive vehicle program it is quite customary to have a gap to a design BOM cost target. The cost targets for the Elio have been set based on the management team’s collective past experience in sourcing hundreds of automotive components. Actual BOM costs can vary up or down during vehicle development as engineering changes are made and validated through testing. Through continuous product refinement during vehicle development, supplier negotiation closer to production and scale economies post-production, this cost gap is typically bridged. While design-decision driven costs are within our control, the commodity price fluctuations driven by energy prices are beyond our control.

1 For a “base” vehicle without optional accessories, destination/delivery charges, taxes, title and registration.

The tandem seating design is a key component to the achievement of the Elio’s fuel efficiency; it reduces vehicle body2 width by half that of the typical side-by-side seated two to four passenger compact car (68.8 inches wide on average3), minimizing the wind drag on the vehicle by a corresponding one half.  Drivers will benefit from the vehicle’s three-wheel, two-passenger format, not only for additional practical reasons, but also as it permits them to utilize the High Occupancy Vehicle (HOV) or carpool lanes on roads and highways.  By employing the three-wheel design, the vehicle qualifies as a motorcycle4, lowering the degree of federal and state compliance requirements, as compared to vehicles with four wheels or more, and drastically reduces the cost of development and launch of the vehicle. Although the vehicle is technically classified as a motorcycle, we have designed the Elio to meet the more stringent safety standards of cars.

Features and Options.  The vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern automobiles:  air conditioning, heat, AM/FM stereo, power windows and door lock, airbags, auxiliary port(s), anti-lock brakes, and traction control.  An automatic manual transmission (AMT) is an option.  Other optional luxury features will be available as well, such as leather seats, power seats and various exterior body aesthetic add-ons.  It will also have newer generation options, such as rear view/backup camera, remote engine ignition, GPS-mapping, navigation, web radio and custom body wrapping.

Customers will be able to select from seven different body color options:  Rocket Silver, Sour Apple, Creamsicle, Red Hot, True Blue, Licorice and Marshmallow.

Vehicle Development and Existing Technologies Used.  While the Elio is unique from what exists in the current market, many of its planned components and technologies are already in use and accessible in today’s automotive production market, thus reducing the need, costs and execution risks of vehicle development.  Many components utilized in the construction of the vehicle’s interior, chassis, powertrain and body, are either available off-the-shelf or can be modified from off-the-shelf items for use in production of the vehicle.  “Off-the-shelf” means the components are in current production in other automaker vehicles and the component suppliers either own the production tooling and/or designs to these components or have the permission to sell these components to Elio Motors.  The benefits of using off-the-shelf components are proven, durable performance and lowered costs due to economies of scale.  We have already established letters of intent with industry-leading suppliers to provide the Elio’s systems and components, such as Linamar Corporation for the engine, Aisin for the transmission, and Hyundai Dymos for the seats.

Automakers generally outsource a significant portion of the vehicle components to third-party suppliers. In fact, according to Oliver Wyman, in order to meet the evolving consumer demands and to remain competitive, suppliers’ share of the value creation in vehicle development was 77.3% in 2012 and is projected to increase to 81.1% by 2025.5 This means that Elio Motors is not alone in this regard. In addition, automakers single source components for a given vehicle platform, but use multiple suppliers for their portfolio of vehicle platforms in order to have pricing leverage over suppliers.  Although we are single sourcing any given automotive component, our purchasing group has a reserve of two or three capable suppliers to protect against pricing or other supply risks. In fact, we have successfully switched suppliers for a few components already.

2 Based on the width of the vehicle’s body from left side panel to right side panel, and distinct from track width.
3 Source:  Edmunds.com as of 2007 (http://usatoday30.usatoday.com/money/autos/2007-07-15-little-big-cars_N.htm)
4 The National Highway Traffic Safety Administration (NHTSA) defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.”
5 Source:  Oliver Wyman Automotive Manager 2014 Articles (http://www.oliverwyman.com/content/dam/oliver-wyman/global/en/2014/jul/17-19_AM_2014_Boosting%20Engineering%20Performance.pdf)

Unibody and Body Panel Design. The Elio has gone through numerous changes and the design has been adapted to a unibody design.  The unibody provides a reduction in weight, improved manufacturability at high volume and improved safety by elimination of fumes during the MIG (metal inert gas) welding process. Unibody also helps with the fit and finish of the vehicle by providing tighter tolerances. This change also allows for the use of steel panels for the outer body.  The combination of unibody design and steel outer panels will improved the fit and finish and provide higher volume level than composite panels. With the new metals for the outer body, we are able to lower the piece price of the components, lower tooling costs, improve cycle time, design to tighter tolerances, improve crashworthiness and have a better overall product. Also, the change reduces the use of adhesives in the plant, which are volatile and a safety concern.

Engine/Powertrain.  Perhaps the most critical aspect to the vehicle’s performance is the engine.   The Elio engine is an inline 0.9 liter combustible three-cylinder engine, which has been custom-developed for the Elio application.  Like the rest of the vehicle, it relies heavily on off-the-shelf components and is a great execution of current automotive technology.  To achieve the Elio’s fuel efficiency and power requirements, this version will include existing technologies found in production automobiles today:  variable valve lift and exhaust gas recirculation.

Newly Tooled Parts and Components.  While much of the vehicle’s construction involves readily available, off-the-shelf components and existing technologies, some parts are unique to the vehicle and will require new tooling to fabricate parts for production.  As described above, it has been noted that the engine powertrain for the vehicle will involve a new engine with off-the-shelf parts where possible and unique parts, such as the engine block being manufactured by current market leaders.  This system, along with other powertrain, interior, chassis and body components will also require new parts production to accommodate the performance, styling and features of the vehicle.

Engineering and Development, to Date; Prototype Build and Design Validation.  Our development process of the Elio comprises five stages:  Concept Design, Engineering Analysis, Detailed Design, Prototype Build and Validation Testing.  As of this date, we have made considerable progress through the first three stages of the vehicle’s development.  The current stage is prototype build, vehicle test and engineering validation stage.  Through this process, the vehicle safety characteristics, the gasoline efficiency and the cost of manufacturing the vehicle will be confirmed.

We are using Technosports Creative, a Livonia, Michigan-based prototype maker, to build Elio prototypes and certain other manufactured parts used in the engineering and safety testing process.  To date, we have built five marketing (P1-P5) and three engineering (E1A, E1B, E1C) prototypes, with each newer model using the latest engineering design and improved components.  We plan to build an additional eighteen engineering (E series) prototypes using a combination of fabricated and soft-tooled and off-the-shelf components provided by the Elio suppliers.  During the prototype build process, issues will be tracked and reported back to the component and vehicle engineering teams to be resolved. A series of tests are planned for the prototypes, with some vehicles to be used for multiple tests. Since the Elio is classified as a motorcycle under the Federal Motor Vehicle Safety Standards and Regulations, the Elio does not have to meet any destructive safety tests. The crash safety testing for the Elio will be done purely as a due care measure and not because of any regulatory requirement. On the other hand, in order to be eligible for the Advanced Technology Vehicles Manufacturing (ATVM) loan (discussed below in Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Plan of Operations”), the Elio has to qualify as an “ultra-efficient vehicle” that achieves at least 75 miles per gallon6 while operating on diesel or gasoline. The Department of Energy (DOE) has informed us that Elio Motors has met the technical eligibility criteria for the ATVM loan based on preliminary analysis. However, it is possible that DOE may require physical testing of the Elio for validation of miles per gallon prior to disbursement of the ATVM loan.

Cost Estimates Developed with Vendors.  We have also made considerable progress towards identifying and procuring component and parts supply partners who will provide the setup for and future production of components in the vehicle at the start of production.  To date, we have obtained cost estimates from nearly 80% of our potential parts and components supply partners, with detailed estimates from each supplier for the pre-production equipment tooling and the per part costs (based on vehicle production volumes).

6 ATVM’s 75 miles per gallon is based on the CAFÉ test method, which is a combined highway and city mileage number. The Elio is expected to achieve 92 mpg measured under the CAFÉ test method. On the other hand, the Elio’s projected 84 miles per gallon is a highway mileage number, which is based on EPA’s test method, which involves real-world driving conditions.

The Market

We will be selling into the North American automobile market, which is highly competitive.  We have examined various considerations with regard to the Elio’s market impact, including driving cost analyses, the Elio’s unique profile, cost comparisons to existing vehicles in the market, market testing and target consumer markets.

Driving Cost Analyses.  We expect the total cost of operating an Elio to be substantially below that of any available vehicle due largely to the expected retail price of an Elio and its anticipated fuel efficiency.

Unique profile.  We have carefully assessed whether a two-passenger vehicle profile will be an impediment to broad market acceptance.  According to a survey of 150,000 households completed by the US Department of Transportation’s Federal Highway Administration in 2009 (the “2009 National Household Travel Survey”), the average vehicle occupancy across all types of trips (work, shopping, family errands, and social and recreational) totaled 1.67.  When traveling to and from work, the average vehicle occupancy declined to just 1.13, suggesting that almost all work commutes by automobile are made with the driver as the sole vehicle occupant.  Only social and recreational trips averaged more than two occupants, measuring at 2.2.

Cost comparisons to existing vehicles.  When compared to internal combustion engine vehicles (i.e., those powered by gasoline or diesel oil), the Elio is substantially more attractive on the basis of purchase cost, operating costs and efficiency.  When compared to electric vehicle alternatives, the Elio still represents a significantly better value proposition on the basis of purchase cost and convenience.  Electric vehicles range in purchase cost from $23,000 (Mitsubishi i-MiEV) to $90,000 (Tesla Model X), and the lack of available charging stations limits the driving range of many of the models, making them less convenient and impractical for longer trips.

Market testing.  Since May 2013, we have been touring a prototype Elio across the United States to build awareness, gather feedback and refine the offering.  The vehicle has been well received at more than 150 events nationwide.  We have been taking reservations through our website for future production models of the Elio, which require deposits of $100 to $1,000, with the average deposit received per reservation of $429, with 95% of the reservation dollar amounts being non-refundable.  In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/deliver charges, taxes, title, registration, and options/installation.  As a special incentive if non-refundable reservation holders made a binding purchase commitment, the locked price is reduced to $7,000.  As of December 31, 2016, the Company has received 63,661 total reservations, of which 37,539 have received the locked price of $7,300 and 18,792 have made a binding purchase commitment and have received the locked price of $7,000.

Target markets.  We have surveyed consumers several times to understand the groups most likely to purchase an Elio.  The results of these surveys indicate that the demographics of an Elio purchaser will evolve, as the initial purchasers, or “early adopters,” will have a slightly different demographic profile than the broader group of purchasers anticipated in future years.  Based on our analyses, we are targeting the Second Vehicle and Used Car markets, the Clunker Replacement market, and the Third Vehicle market.

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Second Vehicle and Used Car Markets – According to the 2009 National Household Travel Survey, there were 1.86 vehicles per household, and greater than 41 million households had two vehicles, accounting for 36.3% of all US households.  The 2014 Used Car Industry Report published by the National Independent Automobile Dealers Association indicated that for 2013, 41.99 million used vehicles and 15.58 new vehicles were sold.  The 2014 Used Vehicle Market Report prepared by Edmunds.com revealed that the average transaction price for a ten-year old vehicle was $7,689.  We believe that the Elio presents an attractive alternative to purchasing a used car for a second vehicle.  Given the option of purchasing a used vehicle with 120,000 miles on it for $7,689 versus a new vehicle with all the guarantees and warranties for under $7,600, many buyers, especially first-time buyers and college students, will present a solid opportunity.

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Clunker Segment - Of the 258 million[7] vehicles on the road in the U.S. today, 120 million are six to 14 years old or older, or “Clunkers.”  This segment consists of clunker drivers who today, have no intention of getting a different vehicle.  They do not want to (or cannot) purchase a substantially better vehicle.  Given the low upfront cost of the Elio and its low operating cost, we believe that the Elio will stand out as a newer, lost-cost alternative for clunker drivers.  If one were to finance the cost of the Elio over six years, and replace a vehicle with 18 miles per gallon or less, the savings on gas from the new Elio would entirely pay for the vehicle[8].

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Third Vehicle - We had Berline (a Detroit advertising agency), perform a survey to assess the market for the Elio.  Berline surveyed 2,000 people who watched a video about the Elio and then completed a questionnaire. 23.8% of the respondents classified themselves as either “Very Likely” or “Extremely Likely” to purchase an Elio, an impressive result for a new vehicle.  Even more interesting, 72.7% of this group of “Very Likely” or “Extremely Likely” indicated they would buy an Elio in addition to their current vehicles.

Reservations for an Elio

Since 2013, we have been accepting reservation deposits ranging from $100 to $1,000 for purposes of securing vehicle production slots.  We offer reservations on a non-refundable and refundable basis at the following levels:  $1,000, $500, $250 and $100.  Those holding non-refundable reservations have priority over those holding refundable reservations and within each group, those with higher deposits have greater preference over those with lower deposits.  As of December 31, 2016 and 2015, we received refundable deposits of $1,247,550 and $1,092,750, respectively, which are included as current liabilities on our balance sheets.  As of December 31, 2016 and 2015, we received nonrefundable deposits of $26,035,436 and $19,587,800, respectively, which are included as long-term liabilities on our balance sheets.

Sales and Service Model

Sales Model.  The sales model for our vehicle is based on the establishment and operation of our own retail store network, as opposed to the conventional model utilizing factory-authorized dealer franchises.  Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale.  Since they will be purchasing directly from the manufacturer, customers would be able to obtain their desired mix of options and features, rather than choosing from pre-set option packages.  With seven color choices and the choice of either a manual or automatic transmission, there will be 14 vehicle combinations available.  Customers can then select from an extensive list of add-ons to customize their vehicles.

We envision situating our stores as small, stand-alone locations in highly visible community shopping centers of major cities, in which three full-size Elio vehicles can be displayed – one inside the store and two (a standard and an automatic) outside the store to accommodate test drives.  Customers would access four to six interactive kiosks placed in-store to assist in their vehicle and vehicle options choices, providing such information as option/accessory menus, pricing, warranty information, service locations and financing options.  With only three vehicles being displayed, our retail stores are expected to comprise approximately 4,000 square feet of space.

Fulfillment and Delivery.  Once a customer has finalized his/her vehicle and option selections, the order would be transmitted to one of several Elio marshaling/configuration centers, positioned within nine hours of an Elio retail store.  These marshaling centers would maintain a stock of base vehicles, provide parts installation of customers’ selected option add-ons to the vehicles, and facilitate the delivery of the vehicle to the retail location of purchase.  We expect vehicle orders to be transmitted real time throughout the day, then building out and customizing a base vehicle according to the customer’s specifications.  To provide the marshaling services, we have identified ADESA, Inc., a large national provider of vehicle remarketing services to automotive manufacturers, financial institutions, vehicle rental companies, and fleet management companies.

7 IHS Automotive.  (2015).  Average Age of Light Vehicles in the U.S. Rises Slightly in 2015 to 11.5 years, IHS Reports [Press release].  Retrieved from http://press.ihs.com/press-release/automotive/average-age-light-vehicles-us-rises-slightly-2015-115-years-ihs-reports.
8 Assumes price of gas is $2.75 per gallon, vehicle is driven approximately 10,000 miles per year, cost of an Elio is $7,600 and the Elio gets 84 miles per gallon.

Service.  Since our retail stores are planned only as sales and distribution locations, we have identified an outsourced service partner - The Pep Boys - Manny, Moe & Jack, a publicly-traded, national provider and retailer of automotive aftermarket service and parts.  We believe that with an existing base of approximately 800 service centers in 36 states located in 90% of the markets in which we will operate, Pep Boys has the right combination of brand recognition and customer focus for its desired factory authorized service provider.  We entered into a preliminary memorandum of understanding as a first step towards securing this working relationship.

Production Plan

Manufacturing Facility.  See “Properties” for a description of the manufacturing facility.

Sourcing.  We intend to sole-source components initially from major component suppliers under multi-year supply agreements and develop dual sources of certain components as quickly as practical.

Production Plan.  We have developed the facility layout and production plan, based on the significant automotive experience of our manufacturing team.  The facility layout has been developed to utilize the existing infrastructure and flexible design of the buildings at the Shreveport facility.  Our present launch plan covers a 76-week timetable, which includes a build of 158 pre-production (S-1) prototypes.  These prototypes will be built using hard tooling with the majority assembled in Shreveport at our production facility.  The additional timeline is also required for the integration in Shreveport for the body shop, paint line and powertrain assembly lines in Shreveport, based on current vendor estimates.

Our previous production plan was estimated at 47 weeks, based on a management theory that timelines are like the gas law and they fill the volume given them.   Thus management had taken the nominal timing and subtracted 30 to 60 days from that timing and then push the team to achieve that goal – the result would be minimum time to production, although, it would likely result in a slippage to the start of production date.  Upon outside advice, management has revised that philosophy and is now working to a more conservative timeline, thus the reason for the revised timing. The team is investigating methods or techniques to reduce timing. Currently the long lead item for timing is with body assembly tooling and line tryouts at 76 weeks.

Management is committed to making this vehicle available to the public as soon as possible. However, in order to move into production, we require a significant cash inflow to kick-off long lead time production equipment and tooling.  The 76-week timetable starts with the date of the next major funding and can only be maintained with continued timely funding.  Each funding delay, delays the start of production.  We have encountered delays in the past, the majority of which are missed funding milestones.  We believe these funding delays were largely a result of the venture capital industry moving away from new vehicle startups and the reluctance of the Federal government’s commitment to the ATVM funding. Fortunately, at present the investing public seems to be very interested in this category in general.  As disclosed Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Plan of Operations,” we must raise an estimated $376 million to fund production.  Our anticipated production timetable is dependent upon receiving such funding in a timely manner, and delays in obtaining additional funding will delay our production timetable.

Intellectual Property

Patents.  In order to minimize the cost of bringing the Elio to market, we have chosen not to apply for patents for any of our mechanical innovations related to our development of the Elio.  The design of the Elio is copyrighted, but others could design a vehicle similar to the Elio and argue that although similar, the design has not been copied.  This means that others could develop a vehicle with a similar design and produce a competing product, which would adversely affect our business, prospects, financial condition and operating results.  If we are able to successfully launch the Elio, we expect that other companies – whether they are traditional auto companies, motorcycle companies, or other startups – would attempt to begin producing their own three-wheeled vehicles.  However, we believe Elio Motors would be well positioned due to the following:

•	We will be several years ahead of the competition in terms of the design and production capabilities.
•	We will have established a network of automotive supplier relationships that are not easily duplicated by motorcycle manufacturers or other startups.
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We believe we have created a sustainable brand loyalty through the manner in which we treat our customers. The Elio is being deliberately priced at the $7,450 base price target even though the market will bear a higher price without any competitors at the outset. By not opportunistically pricing the Elio, it will be difficult for competitors to attract Elio customers away.  We believe that most major auto manufacturers are saddled with legacy costs (pension obligations, etc.) and massive corporate infrastructure and overhead that would make it very difficult for them to compete with our targeted $7,450 base price.

Trademark and Trade Name.  We have registered the following with the United States Patent and Trademark Office:
•	“ELIO and Design” (the logo consisting of the name “Elio” in a circle) – Registered April 8, 2014, registration number 4510655.
•	“ELIO MOTORS” (name only) – Registered September 2, 2014, registration number 4598749.

Government Regulation

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. The most significant of the standards and regulations affecting us are discussed below:

Mobile Source Emissions Control.  The federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new vehicles and engines produced for sale in the United States. The current ("Tier 2") emissions regulations promulgated by the Environmental Protection Agency (EPA) set standards for motorcycles. Tier 2 emissions standards also establish durability requirements for emissions components to 5 years or 30,000 kilometers.

California has received a waiver from EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board (CARB).  CARB's emissions standards for motorcycles are in line with those of the EPA.

Motor Vehicle Safety.  The National Highway Traffic Safety Administration (NHTSA) defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.”  In order for a manufacturer to sell motorcycles in the US, the manufacturer has to self-certify to meet a certain set of regulatory requirements promulgated by the NHTSA in its Federal Motor Vehicle Safety Standards (FMVSS).

Our FMVSS strategy is designed to meet motorcycle requirements and conform as much as possible to automotive FMVSS requirements while not violating the motorcycle requirements that we must meet.

The National Traffic and Motor Vehicle Safety Act of 1966 (the “Safety Act”) regulates vehicles and vehicle equipment in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. If we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

Operator’s License and Helmet Requirements.  Since the Elio is a motorcycle by NHTSA definition, laws and regulations pertaining to the operation of a motorcycle and wearing a helmet apply to us.  We have worked with state legislatures to seek an exemption from the application of these requirements.  As of this date, five states require the use of helmets while operating an enclosed three-wheel vehicle if the operator is under a specified age (generally under 18, although two states require a helmet if under the age of 21) and one state requires the use of helmets regardless of age.

The American Association of Motor Vehicle Administrators (AAMVA), which is a tax-exempt, nonprofit organization developing model programs in motor vehicle administration, law enforcement and highway safety, and which represents the state and provincial officials in the United States and Canada who administer and enforce motor vehicle laws, issued a report in October 2013, titled “Best Practices for the Regulation of Three-Wheel Vehicles.”  In that report, the AAMVA distinguishes a traditional three-wheel motorcycle from what it calls an “autocycle” – a three-wheel motorcycle that has a steering wheel and seating that does not require the operator to straddle or sit astride it.  In addition, the AAMVA issued the following recommendations for autocycles:

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Registering autocycles differently than three-wheel motorcycles – using AU instead of 3W for the body style and creating a distinguishing plate alpha/numeric configuration or using a distinguishing feature on the plate to indicate the vehicle is registered as an autocycle; and

•	With respect to driver license requirements, allowing operation of autocycles with a standard automobile license

As of this date, 31 states recognize the definition of autocycle (in most cases, with the added provision that it must be an enclosed or partially enclosed motorcycle).

Pollution Control Costs.  We are required to comply with stationary source air and water pollution and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to our manufacturing operations. We do not yet have an estimate of the cost of compliance.

Motor Vehicle Manufacturer and Dealer Regulation.  State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state.  As described above in the “Sales and Service Model” section, establishing and operating our own retail store network means that we will need to secure dealer licenses in order to do so.  It will not be possible to obtain a dealer license in all 50 states since a few states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles.  Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail.  We do not yet have an estimate of the cost of compliance with motor vehicle manufacturer and dealer regulations.

The Company will need to initiate a 50-state survey of the regulatory landscape surrounding the direct sales of motorcycles or autocycles. Once the survey is complete, we intend to pursue a legislative approach to amend current laws, which would permit autocycle manufacturers such as Elio Motors to sell autocycles directly to consumers. In those states that would ban direct sales even after all legislative efforts have been exhausted, we plan to open and operate galleries, where customers would be able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online.

Competition

The worldwide automotive market, particularly for economy and alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. Other manufacturers have entered the three-wheeled vehicle market and we expect additional competitors to enter this market within the next several years. As they do so, we expect that we will experience significant competition. With respect to the Elio, we also face strong competition from established automobile manufacturers, including manufacturers of high-MPG vehicles, such as Toyota Prius, Smart, Fiat, Nissan Leaf, and other high efficiency, economy cars.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Research and Development

During the fiscal years ended December 31, 2016, 2015, and 2014, we spent $20,078,229, $2,085,590, and $5,469,895, respectively, on engineering, research and development activities.  The 2016 increase in engineering was driven by our successful Regulation A offering.

Employees

As of December 31, 2016, we employed a total of 28 full-time and no part-time people.   None of our employees are covered by a collective bargaining agreement.  Most of the significant engineering work on the Elio design has occurred through our prospective suppliers and partners and engineering consultants.  Subsequent to year end, we furloughed several employees based on limited cash resources until additional funding is in place.

Legal Proceedings

As of December 31, 2016, there are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Subsequent to year end, we were notified of a Small Claims Court proceeding requesting the refund of a non-refundable deposit.  We are defending the claim and do not expect any material adverse effect.  Additionally, a claim has been made by a supplier for payment of a past due balance, which we expect to resolve with the next funding.

Properties

Our principal office is located at 2942 North 24th Street, Suite 114-700, Phoenix, Arizona, which is a mailing address of an executive suite leased on a month-to-month basis for $46 per month.  In June 2016, we entered into a two-year lease agreement for administrative offices located at 120 North 44th Street, Suite 325, Phoenix, Arizona 85034 for a total of $2,557 per month.

In 2013, we acquired the former General Motors (GM) light truck assembly plant in Shreveport, Louisiana to house our manufacturing operations.  The property was one of the facilities transferred to the Revitalizing Auto Communities Environmental Response (“Racer”) Trust in March 2011, which was created to redevelop and sell 89 former GM facilities.  The facility equipment was purchased by us from the Racer Trust, with all of the GM manufacturing equipment in place, for $3 million in cash and a $23 million promissory note.  The real property was purchased by an affiliate of Industrial Realty Group, LLC (“IRG”), the Shreveport Business Park, LLC, for $7.5 million.  IRG and Shreveport Business Park, LLC are entities owned and controlled by Stuart Lichter, one of our directors and significant stockholders.

A portion of the purchased machinery and equipment secures a promissory note due to CH Capital Lending, LLC in the principal amount of $9,850,000.  CH Capital Lending purchased the note from GemCap Lending I, LLC in August 2014.  GemCap Lending originally made the loan to us in February 2013.  Interest accrues on the note at 10% per annum, which was due on July 31, 2015.  We entered into an extension agreement with CH Capital Lending, LLC in which CH Capital Lending, LLC has agreed to extend the maturity date of the note to July 31, 2018.  CH Capital Lending, LLC is an affiliate of Stuart Lichter and Mr. Lichter has guaranteed the repayment of this note.  At December 31, 2016 and 2015, the unpaid principal balance of the note was $4,771,214 and $6,655,378, respectively.  See Note 7 Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

The note to Racer Trust is secured by a lien subordinated to the lien of CH Capital Lending on certain machinery and equipment and is non-interest bearing, but has default interest of 18% per annum.   The note, as amended, requires a monthly principal payment of $173,500 on June 1, 2017, with the remaining outstanding principal due on July 1, 2017.  We are currently in negotiations to extend the principal balloon payment beyond 2017.  As of December 31, 2016 and 2015, the outstanding principal balance was $21,126,147 and $21,126,147, respectively.  See Note 7 Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale.  Through December 31, 2016, we have received net proceeds of $5.08 million from the sale of equipment, which has been applied to principal on the CH Capital Lending note.  As of December 31, 2016, an additional $1.3 million in equipment was available for sale.  We believe that approximately $400,000 will be sold in 2017 and approximately $900,000 will be sold in 2018 or beyond.  As such, $400,000 has been recorded as assets held for sale on the December 31, 2016 balance sheet, and the remaining balance is included in net machinery and equipment.

GM invested $1.5 billion during the 2002 expansion of the facility and as a result, it is one of the most modern automobile manufacturing facilities in North America, with fully integrated chassis conveyors, and moving workstations for engine, interior, body, and glass installation and fluid filling. We believe that the use of this facility by us greatly lowers start-up production risks of the project, prospectively saving as much as $350 million in facility and equipment costs prior to the start of production.

The facility is located on approximately 437 acres in Caddo Parish, in an industrial park southwest of Shreveport, Louisiana. There are three main structures on the property, excluding the wastewater treatment and power generation facilities. The three structures include the general assembly building (to be used by us), the former metal stamping and body manufacturing building (not to be used by us) and the original manufacturing building and paint shop (to be partially used by us). Of the approximately 3.2 million square feet of manufacturing space, we will utilize less than a third.

The facility is located 2 miles from Interstate 20 and approximately 12 miles from downtown Shreveport. It is serviced by 7 active rail spurs, utilized for delivery of raw material and component supplies to the factory floor, as well as for the loading and rail transport of finished vehicles in the marshaling and shipping yard (to be used by us) at the northern end of the property.

In December 2013, we entered into an agreement with Shreveport Business Park, LLC to lease 997,375 rentable square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month.  We have two options to extend the term of the lease for 25 additional years each, as well as an option to expand into additional space.  Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space.  On November 17, 2016, we entered into an amendment to the lease which converted the accrued and projected payments and common area maintence, insurance and tax charges, to Series C Preferred Stock and a warrant to purchase an additional 25,000 shares of the Company’s common stock, as discussed in Note 8 Capital Sublease Obligation of the Notes to Financial Statements.  The agreement will convert payments through December 31, 2017 and payments will commence on January 1, 2018.

Among the terms of our purchase agreement with Racer Trust was our agreement to use and develop the property so as to create at least 1,500 new jobs.  We agreed that if we had not created 1,500 new jobs by February 28, 2016, we would pay Racer Trust $5,000 for each full-time, permanent direct job that fell below the required number.  This commitment was extended until July 1, 2017.  We have recorded a current liability of $7.5 million as of December 31, 2016.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development.  We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built two prototypes and applied for the ATVM loan (described below).  In 2015, we built an additional prototype, engaged in a convertible subordinated note offering, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015 and closed February 16, 2016 after successfully raising $15,819,993, net of offering costs.  During 2016, we continued engineering design and development, created the initial bill of materials, built three engineering prototypes, obtained partial release of reservation deposits from a credit card processing company and pursued additional equity funding.

Cash investment has totaled $26,966,944, net of related expenses, from incorporation through December 31, 2016 and loans have totaled $46,816,659 from incorporation through December 31, 2016.  We have also obtained reservation deposits from persons desiring to reserve an Elio totaling $27,282,986 through December 31, 2016.

While we have raised significant amounts of funding since the inception of our company, designing and launching the production of a vehicle is highly capital-intensive.  We have encountered delays with respect to our development schedule in the past, due primarily to delays in funding.  These funding delays also resulted in our having to obtain extensions from our lenders and lessor.  Fortunately, the lenders and lessor, which are most critical to our future success, have been cooperative.

As described in this report, we are continuing to make progress with respect to the Elio’s development, despite the lack of sufficient cash, due to (1) public support and acceptance of the Elio, as evidenced by the successful crowdfunded Regulation A offering and reservation deposits, and (2) the commitment of persons closely connected to our company, such as Stuart Lichter.  Subsequent to year-end, Mr. Lichter converted over $8.5 million of loans and accrued interest into shares of Common Stock and extended the maturity dates of other loans to July 2018 and January 2019.  He also controls CH Capital Lending and Shreveport Business Park, which have extended and/or deferred payment terms and waived fees.

We must still obtain relief from Racer Trust with respect to an extension of the maturity date of the note due July 1, 2017 and our agreement to create 1,500 jobs by July 1, 2017.  If we fail to fulfill that agreement, we have agreed to pay Racer Trust $5,000 for each full-time, permanent direct job that falls below the 5,000 target.  We have recorded a current liability of $7.5 million as of December 31, 2016.  Should our negotiations with Racer Trust be successful, we will make the appropriate adjustment to our balance sheet at that time.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2018.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015.  Operating expenses for the year ended December 31, 2016 increased by 208% over the comparable 2015 period.

Engineering, research and development costs increased $18.0 million or 863%.  This increase was primarily the result of: (1) a $6.1 million increase in soft tooling and expenses related to the prototype builds for testing and validation purposes; (2) a $10.6 million increase in ongoing engineering, design and development; (3) a $500 thousand increase in payroll and payroll related expenses due to an increase in engineering and development staff; and (4) a $200 thousand increase in engineering software charges.

General and administrative expenses increased $8.2 million or 185%, primarily resulting from: (1) a onetime charge of $7.5 million resulting from our agreement with Racer Trust to create 1,500 new jobs by July 1, 2017; (2) a $90 thousand increase in insurance expense; (3) a $700 thousand increase in guarantee expense related to warrants issued to a director and stockholder as consideration for a personal guarantee to induce PayPal to release $4 million of restricted funds; (4) a $262 thousand increase in payroll and payroll related expenses due to the increase in personnel; (5) a $841 thousand increase in legal and consulting fees resulting from increased financial reporting requirements and investor relations as a result of the Regulation A offering and the common stock listing on the OTCQX; and (6) offset by a $1.3 million decrease in common area maintenance, insurance, and property taxes associated with the terms of the Shreveport capital lease.

Sales and marketing expenses increased $3.0 million or 65% as a result of: (1) a $2.1 million increase in social media, television and print advertisements; (2) a $210 thousand increase in press release fees; (3) a $132 thousand increase in credit card processing fees; (4) a $98 thousand increase in promotion related expenses; and (5) a $277 thousand increase in payroll and related expenses due to an increase in sales and marketing staff.

Interest expense increased by 5% during the year ended December 31, 2016, as compared to the prior year, due to a $1.7 million increase in interest expense related to the amortization of deferred loan costs and the beneficial conversion feature of the Tier 1 and Tier 2 Convertible Subordinated Notes, using the effective interest method; and a $177 thousand increase in accrued interest on the Tier 1 and Tier 2 Convertible Subordinated Notes issued during 2015.  The increases were offset by the cessation of default interest charges at 18% per annum on the subordinated promissory note to RACER Trust beginning January 1, 2016.

As a result, our net loss for the year ended December 31, 2016 was $52,719,773 as compared to $22,594,195 for the comparable 2015 periods, an increase of 133%.  Our accumulated deficit was $141,144,405 as of December 31, 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014.  Operating expenses for the year ended December 31, 2015 decreased by 12% over the comparable 2014 period.

Engineering, research and development costs decreased $3.4 million or 62%.  This was a result of a $4.1 million decrease in ongoing engineering, design and development as a result of a lack of funding; and offset by a $710 thousand increase in expenses related to a prototype build.

General and administrative expenses decreased $792 thousand or 15% as a result of: (1) a $1.23 million decrease consulting expense related to primarily to state and federal lobbying fees; (2) a $360 thousand decrease in travel expenses; (3) offset by a $522 thousand increase in common area maintenance, insurance, and property taxes associated with the terms of the Shreveport capital lease; (4) offset by a $110 thousand increase in payroll and payroll related expenses due to an increase in accounting personnel; (5) offset by a $90 thousand increase in professional fees; and (6) offset by a $70 thousand increase in insurance expense.

Sales and marketing expenses increased $346 thousand or 8% as a result of: (1) a $164 thousand increase in payroll and payroll related expenses due to an increase in marketing personnel; (2) a $99 thousand increase in press release fees; (3) a $409 thousand increase in travel expenses related to the Elio tour team; (4) offset by a $146 thousand decrease in promotion expenses; (5) offset by a $93 thousand decrease in promotion space rental expense; (6) offset by a $49 thousand decrease in labor expenses paid to the Elio tour team; and (7) offset by a $24 thousand decrease in advertising expense.

Interest expense increased by 8% during the year ended December 31, 2015, as compared to the prior year, due to an increase in the accrued interest on the Shreveport capital lease and the issuance of the Tier 1 and Tier 2 Convertible Subordinated Notes during 2015.

As a result, our net loss for the year ended December 31, 2015 was $22,594,195 as compared to $24,590,607 for the comparable 2014 periods, a decrease of 8%.  Our accumulated deficit was $88,424,632 as of December 31, 2015.

Liquidity and Capital Resources

December 31, 2016.  As of December 31, 2016, we had cash of $120,206 and a working capital deficit of $42,144,011 as compared to cash of $6,870,044 and a working capital deficit of $2,325,036 at December 31, 2015.  The increase in the working capital deficit was due primarily to the decrease in cash and restricted cash as a result of the increased operating expenses incurred during 2016 and principal payments made on the note payable due to a related party.  As of December 31, 2016, current liabilities increased $23.5 million as a result of the note and interest payable to Racer Trust becoming due in July 2017, and the accrual of a onetime charge of $7.5 million as a result of our agreement with Racer Trust to create 1,500 new jobs by July 1, 2017.

The Company received advances totaling $5,970,000 from directors and significant stockholders of the Company, as evidenced by Convertible Unsecured Notes.  The notes are convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $15.00 per share.   Interest of 5% per annum accrues on the unpaid principal balance and all unpaid principal and interest are to be paid at maturity.  Subsequent to year end the advances were converted to shares of common stock as discussed in Note 14 to the financial statements.

We obtained an extension agreement until July 31, 2018 with respect to a $4,771,214 loan due July 31, 2016, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant stockholders.  We have three loans from Mr. Lichter totaling $1,900,500 which are also now due January 31, 2019.

We also have a capital sublease obligation with Shreveport Business Park, LLC, an affiliate of Stuart Lichter, one of our directors and significant stockholders.  On November 17, 2016, we entered into a second capital sublease amendment, which converted sublease payments, common area maintenance charges, property taxes, insurance, and late fees and interest into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock.  On January 1, 2017, $2,992,125 in sublease payments, and $598,324 in projected lease charges also converted into 96,380 shares of the Company’s Series D Convertible Preferred Stock.

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.  We were late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum.  A forbearance agreement was signed with RACER Trust that extended the payments until May 31, 2017, with payments commencing June 1, 2017.  Default interest of 18% per annum will continue accruing as of October 1, 2016.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  On February 16, 2016, we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for proceeds of $15,819,993 net of offering expenses.  During 2016, we issued an additional 63,000 shares in connection with a private placement for proceeds of $1,071,000.

In addition to the agreements made with our lenders to defer cash outlays, advances received from directors and significant stockholders, and the Regulation A offering, we have funded our operations during the year ended December 31, 2016 primarily through the advances from several directors and stockholders, the placement of our common stock, the receipt of customer reservations of $6,602,436, and the release of restricted cash held in customer deposits.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2016:

		Payments due by Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt	$48,322,342	$37,913,483	$10,408,859	$-	$-
Convertible notes payable	13,331,949	-	-	-	13,331,949
Capital lease obligations	67,817,710	2,992,125	5,984,250	5,984,250	52,857,085
Operating lease obligations	46,026	30,684	15,342	-	-
Total	$129,518,027	$40,936,292	$16,408,451	$5,984,250	$66,189,034

Payments due by period included accrued interest through the date that the obligation will be settled.

Subsequent to year end the Company has converted a significant portion of the convertible notes payable into shares of common stock.  The conversions reduce the principal balance and accrued interest obligation to $2,547,089.  We believe that the remaining balance will be converted before the convertible notes mature.

Plan of Operations

With much of the vehicle engineering completed, our engineering simulations suggest that the important vehicle performance milestones can be achieved.  To date, $61 million has been invested in vehicle engineering and development, of which $26.3 million was in the form of shares of common stock granted and the assumption of liabilities of Elio Engineering, Inc. dba ESG Engineering. The Reg A+ funds of approximately $16.0 million were used to further design and build initial engineering prototypes. At this point, we need to build and test additional prototypes and kick-off long lead production equipment and hard tooling.  With most of the development risks addressed, we need to raise additional capital estimated at $376 million to fund production activities.

We refined our production plans with suppliers to start commercial production on a 76-week schedule, to commence with funding of at least $33 million.  The key timelines are in the chart below:

The anticipated budgets required to achieve the milestones are provided in the table below:

Uses	Total
Production Tooling	$113.2
Production Equipment	166.0
Store Fit-Up	6.4
Other Fixed Assets	5.4
Engineering Design & Develop	79.5
Other Expense, net	5.6
Total Uses	$376.1

We need to raise additional funds to complete prototypes, testing and move into production. As noted in the chart above, we need to raise an additional estimated $376 million to fund production activities in the next 76 weeks and are pursuing multiple options for such funding.  The funding will come from a combination of sources discussed below, as well as more traditional sources (not discussed), such as venture equity, debt arrangements and capital leasing of equipment.  Our previous funding requirement was $312 million, which did not include approximately $64 million in supplier equipment commitments.  The additional commitments have been added to the current funding requirements.  Several major suppliers have committed to our project, and will share in the additional cost of engineering and equipment, as discussed below.

Aisin World Corporation of America has agreed to provide our 5-speed manual and automatic manual transmissions (AMT).  They estimate the total development and equipment cost to support the project will be $76.6 million and they will invest $36.6 million in the project.

Linamar Corporation has committed to manufacture and supply the engine assembly for the Elio at our Shreveport facility.  While Elio Motors will be responsible for specialized tooling and equipment, Linamar will provide an estimated $45 to $50 million in general equipment to support the production requirements.

Hyundai DYMOS will build and supply seats for the vehicle and expect to incur approximately $1.8 million in capital equipment and building renovation in our Shreveport facility.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through December 31, 2016, we have $27.3 million in reservations, an average of $568 thousand per month.  Of this amount, $766 thousand was held at December 31, 2016 by credit card processing companies as a percentage of non-refundable reservations.

Sale of Excess Equipment.  We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale.  Through December 31, 2016, sales of excess equipment has yielded approximately $5.08 million, which has been applied to the principal balance on the CH Capital Lending, LLC note.  As of December 31, 2016, an additional $1.27 million in equipment was available for sale, which we believe will be sold prior to the commencement of production.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program.  In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through the issuance debt and/or equity securities, customer reservations, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated operating revenues since inception and has never paid any dividends. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, and the ability of the Company to obtain necessary equity financing to continue. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of $141,144,405 as of December 31, 2016. In addition, we have a working capital deficit of $42,144,011 as of December 31, 2016. We had net losses of $52,719,773 and $22,594,195 for years ending December 31, 2016 and 2015, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans or stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans, stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

Item 3. Directors and Officers

Our directors and executive officers, and their ages as of April 30, 2017, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Paul Elio	Chairman and Chief Executive Officer	53	October 2009
Connie Grennan	Chief Financial Officer	69	March 2013

Directors:
Paul Elio	Director	53	October 2009
James Holden	Director	65	November 2012
Hari Iyer	Director	51	November 2012
Stuart Lichter	Director	68	November 2012
David C. Schembri	Director	63	November 2012
Kenneth L. Way	Director	77	November 2012

All of our executive officers work full-time. There are no family relationships between any directors or executive officers.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers

Paul Elio, Chief Executive Officer and Board Chairman.  Mr. Elio founded Elio Motors and has been its CEO and Chairman since the Company’s inception. He has over 18 years of experience in business management and engineering, most recently as founder and CEO, from 1998 to 2011, of Elio Engineering, dba ESG Engineering. ESG was a Tempe, Arizona company which designed, engineered and prototyped products using state-of-the-art design tools and techniques, evaluated them for engineering feasibility and designed them for high volume manufacturing and assembly. Mr. Elio held various positions at Johnson Controls from 1992 to 1997. He holds numerous patents related to various mechanisms. He graduated from the General Motors Institute of Engineering & Management (now Kettering University) with a Bachelor of Science in Mechanical Engineering in 1995.

Connie Grennan, Chief Financial Officer.  Ms. Grennan has been the Chief Financial Officer of Elio Motors since March 2013, and has over 30 years of financial and operational experience in similar positions in several startup organizations, as well as valuable experience in the large corporate environment with a division of Lockheed Martin as Director of Finance and Administration. Her experience includes management of accounting and finance, banking and investor relationships, human resources, facilities, information systems, and contract management. From March 2010 to February 2013, Ms. Grennan consulted as the chief financial officer for OzMo Inc., a company based in Palo Alto, California, which developed and provided Wi-Fi compatible communication technology products.  She received her Bachelor of Science in Accounting from Arizona State.

Directors

James Holden, Director.  Mr. Holden is the former Chief Executive Officer of DaimlerChrysler, where he worked in various leadership positions for 19 years until November 2000. He has been a director of Sirius XM Radio, Inc. since August 2001, of Speedway Motorsports, Inc. since 2004, and of Snap-on, Inc. since 2009. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Mr. Holden earned a B.S. in political science from Western Michigan University and a MBA degree from Michigan State University.

Stuart Lichter, Director.  Mr. Lichter is President and Chairman of the Board for Industrial Realty Group, LLC (IRG), a privately-held real estate development and investment firm specializing in the acquisition, development and management of commercial and industrial real estate across the United States.  IRG’s core competency is retrofitting otherwise obsolete buildings, corporate campuses, former military bases and industrial complexes.  Mr. Lichter oversees all critical aspects of the business, including acquisitions, leasing, and property management at IRG, which he founded 40 years ago.

David C. Schembri, Director.  Since August 2012, Mr. Schembri has been the CEO of the Active Aero Group, of Belleville, Michigan, a supply-chain solutions provider focused on transportation logistics for customers with sensitive or time-critical freight, principally in the United States and Mexico.  From February 2010 to August 2012, he was the CEO of Vehicle Production Group, a company based in Allen Park, Michigan, that made vans for the disabled.  From July 2006 to January 2010, Mr. Schembri was the President of Smart USA, a Penske Automotive Group company. He was responsible for the successful launch of Smart USA (a division of Mercedes-Benz), which included establishing and maintaining a sales and service retail network, customer relations, logistics, advertising, marketing, PR, government relations, and a parts distribution network.  Much of his career was spent in various executive positions at Mercedes-Benz (1994 to 2005) and Volkswagen (1979 to 1993). He attended the University of Detroit, where he earned both his Bachelor’s degree and his MBA.

Kenneth L. Way, Director.  Mr. Way served as the Chief Executive Officer of Lear Corporation from 1988 to September 2000 and Chairman of the Board from 1988 to December 2002. Mr. Way served with Lear Corporation and its predecessor companies for 37 years in various engineering, manufacturing and general management capacities. During his career he has served as a director for several organizations.  At present, he is a director of CMS Energy of Jackson, Mississippi, and of Cooper Standard Auto, of Novi, Michigan, positions he has held since 1997 and 2004, respectively.

Hari Iyer, Director.   In addition to serving as a director, Mr. Iyer was the Chief Operating Officer of Elio Motors from January 2014 to May 2016.  He left the Company to start a new business, YoYo, an on-demand, pay-per-mile car subscription service as an alternative to buying or leasing automobiles.  He brings nearly 25 years of product development, business strategy and operations expertise in the automotive industry. From January 2011 to August 2013, Mr. Iyer was Executive Vice President at Envia Systems, a Silicon Valley battery manufacturer, where he led all aspects of business strategy and product commercialization. From October 2009 to November 2010 (and as a full-time consultant from ESG Engineering from October 2006 to September 2009), he served as Vice President of Engineering at Next Autoworks Company. At Next Autoworks, Mr. Iyer developed the original vehicle architecture, led the selection of vehicle technologies and suppliers and was responsible for all module engineering teams. From June 1999 to September 2009, Mr. Iyer was co-founder and Chief Operating Officer at ESG Engineering, a product development firm specializing in the automotive and cleantech space. Mr. Iyer held various positions at Johnson Controls, Automotive Systems Group from January 1989 to August 1997. He received his M.S. in Mechanical Engineering from Penn State and his M.B.A. from Stanford Graduate School of Business.

Compensation of Executive Officers

The following table sets forth information about the remuneration of our named executive officers for services rendered during our fiscal years ended December 31, 2016 and 2015.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Paul Elio,	2016	250,000	0	0	250,000
Chief Executive Officer	2015	250,000	0	0	250,000
Hari Iyer,	2016	104,167	0	80,000	184,167
Chief Operating Officer	2015	250,000	0	0	250,000
Connie Grennan, Chief	2016	175,000	1,099,000 (1)	0	1,274,000
Financial Officer	2015	150,000	0	0	150,000

(1)
The option awards were valued using a Black-Scholes option pricing model using the following assumptions: volatility rate of 70.0%; risk-free interest rate of 1.11% based on a U.S. Treasury rate of 3 years; and a 4.5-year expected option life.

Hari Iyer resigned as our Chief Operating Officer on May 31, 2016.  Effective June 1, 2016, we entered into an independent contractor consulting agreement with Mr. Iyer.  Under the terms of the agreement, Mr. Iyer will continue to advance our ATVM loan application.  The agreement has a term of one year and requires payment of $10,000 per month.  We paid $50,000 to Mr. Iyer as a back-end retainer covering the last five months of the agreement’s term in June 2016.

We have not entered into employment agreements with any our executive officers.

Outstanding Equity Awards at Fiscal Year-end

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Paul Elio	0	0	0	--	--
Hari Iyer	0	0	0	--	--
Connie Grennan	0	100,000	0	19.68	10/11/2023

The options vest equally over three years beginning October 2017, and options granted to employees may not be exercised until production commences.

2016 Stock Option Plan.  In May 2016, our shareholders adopted the 2016 Incentive and Nonstatutory Stock Option Plan (the “2016 Stock Option Plan”), the principal terms of which are summarized below. The following summary is qualified in its entirety by the full text of the 2016 Stock Option Plan, which is an exhibit to the registration statement filed with Securities and Exchange Commission on July 25, 2016.

The 2016 Stock Option Plan is intended to (i) encourage ownership of shares by our employees and directors and certain consultants to the Company; (ii) induce them to work for the benefit of the Company; and (iii) provide additional incentive for such persons to promote the success of the Company.

Our Compensation Committee administers the 2016 Stock Option Plan, which permits the granting of options to purchase up to 2,000,000 shares of Common Stock.

Persons eligible to receive awards under the 2016 Stock Option Plan include employees, officers and directors of the Company, and certain consultants and advisors to the Company.

The Board of Directors or committee may amend, suspend or discontinue the 2016 Stock Option Plan at any time or from time to time; provided that no action of the Board shall adversely affect any rights under stock options already granted.  No amendment to the 2016 Stock Option Plan can be made to the extent shareholder approval of such amendment is required by applicable provisions of the Internal Revenue Code, the rules of any applicable stock exchange, or applicable provisions of federal securities laws or state corporate and securities laws.

The 2016 Stock Option Plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations, stock splits or combinations.

Each option granted under the 2016 Stock Option Plan is evidenced by a written option agreement between us and the optionee.  The option price of any incentive stock option or any non-qualified stock option may be not less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted to a person owning more than 10% of the total combined voting power of the Common Stock will have an option price of not less than 110% of the fair market value per share on the date of grant.  “Fair Market Value” per share as of a particular date is defined in the 2016 Stock Option Plan as the closing sales price of our Common Stock (or the closing bid, if no sales were reported), as reported on a national securities exchange or automated quotation system.  If none, the Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock.  In the absence of an established market for the Common Stock, the value shall be determined by the Board or committee in its discretion in good faith.

The exercise period of incentive stock options or non-qualified options granted under the 2016 Stock Option Plan may not exceed ten years from the date of grant thereof.  Incentive stock options granted to a person owning more than ten percent of the total combined voting power of our Common Stock will be for no more than five years.

The Board or committee has the authority to determine the provisions, terms and conditions of each option including, but not limited to, a vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment, payment contingencies and satisfaction of any performance criteria.

To exercise an option, the optionee must pay the full exercise price in cash, by check or such other legal consideration as may be approved by the Board or committee.  Such other consideration may consist of shares of Common Stock having a fair market value equal to the option price, cashless exercise, a personal recourse note, or in a combination of cash, shares, cashless exercise and a note, subject to approval of the Board or committee.

Options granted under the 2016 Stock Option Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. An option may not be exercised unless the optionee then is an employee, consultant, officer, or director of our Company or its subsidiaries, and unless the optionee has remained continuously as an employee, consultant, officer, or director of our Company since the date of grant of the option.  An option may be exercised after the termination of an optionee’s continuous service only to the extent provided in the optionee’s option agreement.

Options Granted.  In October 2016, the Compensation Committee granted a total of 510,380 stock options, which are exercisable at $19.68 per share and expire in October 2023.  The options vest equally over three years beginning October 2017, and options granted to employees may not be exercised until production of the Elio commences.  As of December 31, 2016, 121,380 options were forfeited.

Employee Benefits and Perquisites.  Our named executive officers are eligible to participate in our health and welfare plans.  We do not provide our named executive officers with any other perquisites or other personal benefits.

Compensation of Directors

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	All other compensation ($)	Total ($)
James Holden	0	263,760	0	263,760
Stuart Lichter	0	0	0	0
David Schembri	0	131,880	0	131,880
Kenneth Way	0	263,760	0	263,760

We currently do not pay directors’ fees for attendance at meetings.  We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

In October 2016, Directors Holden, Schembri and Way were granted options to purchase 24,000, 12,000 and 24,000 shares, respectively.  The options vest equally over three years beginning October 2017, expire in October 2023, and are exercisable at $19.68 per share.

Item 4. Security Ownership of Management and Certain Securityholders

We have determined beneficial ownership in accordance with rules of the Securities and Exchange Commission (“SEC”). The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of stock deemed outstanding includes shares issuable upon exercise of stock options or warrants held by the respective person or group that may be exercised or converted within 60 days after April 12, 2017. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after April 12, 2017 are included for that person or group but not for any other person or group.

Applicable percentage ownership is based on the following shares of our voting stock outstanding at April 12, 2017:  26,819,490 shares of Common Stock, 435,036 shares of Series C Preferred Stock, and 96,380 shares of Series D Preferred Stock.  Each share of Series C and Series D Preferred Stock is convertible into one share of Common Stock.  The holders of the Series C and Series D Preferred Stock are entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holders’ shares could be converted.  The Series C and Series D Preferred Stock and Common Stock vote together as a single class on all matters submitted to the shareholders of the Company.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Shares (#)	Percentage (%)
5% or Greater Shareholders:
Paul Elio (1)	17,995,000	65.8%
Elio Engineering, Inc.	12,750,000	46.6%
Stuart Lichter (2)	8,913,998	28.5%

Named Executive Officers and Directors:
Kenneth Way (3)	176,722	0.7%
James Holden (3)	134,222	0.5%
Connie Grennan	0	--
Hari Iyer	0	--
David Schembri	0	--
All current directors and executive officers as a group (7 persons)	27,219,943	87.1%

(1)	Includes 12,750,000 shares owned of record by Elio Engineering, Inc. of which Mr. Elio is the President, a director and majority shareholder.

(2)
Includes 1,377,759 shares of Common Stock issuable upon conversion of promissory notes in the principal amount of $8,239,000 and 1,946,378 shares issuable upon exercise of immediately exercisable options.  Includes shares of Series C and Series D Preferred Stock which are immediately convertible into 531,416 shares of Common Stock and immediately exercisable warrants to purchase 25,000 shares of Common Stock owned by Shreveport Business Park, LLC, an entity owned and controlled by Mr. Lichter.  See Item 5. “Interest of Management and Others in Certain Transactions.”

(3)	Includes 16,722 shares of Common Stock issuable upon the conversion of a promissory in the principal amount of $100,000. See Item 5. “Interest of Management and Others in Certain Transactions.”

Item 5. Interest of Management and Others in Certain Transactions

Transfer of Consumer Financing Rights

In 2012, we transferred the right to provide consumer financing for the purchase of the Elio to Carr Finance Company, LLC in consideration of Paul Elio’s efforts to devote his time and attention to developing the business of the Company with only limited compensation.  Mr. Elio is a member of Carr Finance Company, LLC.

Guaranty of Loan Repayment Provided by Stuart Lichter; Loan from CH Capital Lending

On February 28, 2013, in connection with the acquisition of certain machinery and equipment at the Shreveport facility, we entered into a promissory note with GemCap Lending I, LLC for $9,850,000, the payment of which is secured by a first lien on our equipment at the Shreveport facility.  Stuart Lichter personally guaranteed the payment of this note.  CH Capital Lending, LLC purchased the loan from GemCap on August 1, 2014.  CH Capital Lending is an affiliate of Stuart Lichter.  On July 31, 2015, we entered into a forbearance agreement with CH Capital Lending in which CH Capital Lending has agreed to forbear on enforcing the payment of this note until July 31, 2016.  Subsequent to year end, we entered into a loan extension agreement, which extended and amended the maturity date to July 31, 2018.

Lease with Shreveport Business Park, LLC

Our equipment is located in a plant in Shreveport, Louisiana, which is leased by Shreveport Business Park, LLC (“SBP”), an entity owned and controlled by Stuart Lichter, one of Elio’s directors and significant stockholders.  We entered into an agreement with SBP in December 2013 to sublease 997,375 square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month.  Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space and are past due in paying these amounts.  On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

On November 17, 2016, we entered into a lease amendment agreement with SBP in which the payment of rent, common expenses, taxes and insurance was deferred until the earlier of December 31, 2017 or the commencement of commercial vehicle production.  SBP waived payment of accrued fees and interest, as well as late fees and interest projected through December 31, 2017.  SBP also agreed to exchange sublease payments of $2,742,784 and common expenses, taxes and insurance, accrued through December 31, 2016, for 435,036 shares of Series C preferred stock and a warrant to purchase up to 25,000 restricted shares of our Common Stock, exercisable until November 17, 2021 at an exercise price of $20.00 per share.  In addition, SBP also agreed to exchange 2017 projected sublease payments of $2,992,128 and projected lease charges of $598,324 for 96,380 shares of Series D preferred stock effective January 1, 2017.  Each share of Series C and Series D preferred stock is convertible into one share of Common Stock.

Advances to Paul Elio

As of December 31, 2015, we had advanced a total of $328,014, to Paul Elio, our Chief Executive Officer.  The advance accrued interest at the Federal Funds rate per annum, was due on demand and was reflected on the balance sheets as other current assets.  The advance was paid in full in May 2016.

Loans Made by Stuart Lichter

Stuart Lichter has made several loans to us, the proceeds of which were used for working capital and to pay amounts owed to GemCap Lending I, LLC.  The promissory notes evidencing the loans are as follows:

Date	Amount	Maturity	Payment Terms	Interest Expense for 2016	Interest Expense for 2015
March 6, 2014	$1,000,500	January 31, 2019	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $500 drawn March 6, 2014; $1,000,000 drawn December 2, 2014	$101,718	$110,440
May 30, 2014	$300,000	January 31, 2019	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn May 30, 2014; $200,000 drawn November 10, 2014	$30,500	$30,416
June 19, 2014	$600,000	January 31, 2019	Secured by Elio Motors’ reservation accounts and deposit held by Racer Trust; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn April 17, 2014; $500,000 drawn June 20, 2014	$61,000	$60,833

In addition to the loans described in the table above, during 2015, Mr. Lichter purchased convertible subordinated secured notes due September 30, 2022 in the aggregate principal amount of $1,955,000 on the same terms offered to other accredited investors in this offering made pursuant to Rule 506(c) under the Securities Act of 1933.  These notes were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share.  In April 2017, Mr. Lichter converted his notes and accrued interest into 356,036 shares.

During 2016, Mr. Lichter advanced a total of $5,770,000 to us.  He has advanced an additional $514,000, and purchased 33,445 shares of Common Stock in a private placement offering at $5.98 per share during 2017.  The advances are evidenced by convertible unsecured notes due September 30, 2022, which accrued interest at 5% per annum and are convertible into shares of our Common Stock at any time prior to their maturity in 2022 at an initial conversion price equal to $15.00 per share.  The convertible notes contained a “most favored nation” clause.  Mr. Lichter agreed to limit resales of shares obtained upon conversion to 2,500 per week so long as the trading price per share of Common Stock is above $19.50.  In April 2017, Mr. Lichter converted all of these convertible unsecured notes into 1,077,752 shares.

Warrants Granted to Stuart Lichter

In consideration for the March 6, 2014 loan of $1,000,500 and the guaranty of the $9,850,000 loan originally made to us by GemCap Lending I, LLC, we granted Stuart Lichter an option to purchase a number of shares of Common Stock in Elio Motors sufficient to give him a 5% ownership interest, exclusive of his existing ownership (the “5% Option”).  The 5% Option was exercisable at any time and from time to time until December 15, 2024 for $7,500,000.

We granted a second option to Mr. Lichter in consideration of the May 30, 2014 loan of $300,000.  This second option permitted Mr. Lichter to purchase a number of shares of Common Stock in Elio Motors sufficient to give him a 2% ownership interest, exclusive of his existing ownership (the “2% Option”).  The 2% Option was exercisable at any time and from time to time until June 29, 2025 for $3,000,000.

In May 2016, we amended and replaced the 5% and 2% Options with an option to purchase up to 1,887,554 shares of our Common Stock at a price of $5.56 per share until June 29, 2025.

We granted a third option to Mr. Lichter in consideration of his personal guaranty given to PayPal Inc. in the amount of $5,000,000.  We were utilizing PayPal to process reservation deposits and PayPal had held back in excess of $4,000,000 as a reserve against possible chargebacks.  Mr. Lichter provided his personal guaranty to induce PayPal to release $4,000,000 of the reserve to the Company in May 2016.  This third option permits Mr. Lichter to purchase up to 58,824 shares of our Common Stock at a price of $17.00 per share until May 10, 2021.

Loans Made by Directors

In November 2016, James Holden and Kenneth Way each loaned $100,000 to us.  We issued convertible unsecured notes due September 30, 2022 to them, which were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at an initial conversion price equal to $15.00 per share.  The convertible notes contained a “most favored nation” clause.  The notes accrued interest at the rate of 5% per annum, payable at maturity.  In April 2017, Messrs. Holden and Way converted their loans and accrued interest into 17,078 and 17,080 shares of Common Stock, respectively.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

Item 6. Other Information

None.

Item 7. Financial Statements

Item 8. Exhibits

Exhibit Number	Description	Incorporated by Reference to
2.1	Articles of Incorporation, as amended	Exhibit 2.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
2.2	Amended and Restated Bylaws	Exhibit 2.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.1	Form of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.2	Form of Registration Rights Agreement	Exhibit 3.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.3	Form of Pledge and Security Agreement	Exhibit 3.3 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.4	Form of StartEngine Warrant	Exhibit 3.4 to Offering Statement filed October 21, 2015 (File No. 024-10473)
3.5	Common Stock Purchase Warrant issued to Shreveport Business Park, LLC dated November 17, 2016
3.6	Statement of Designation for Series C Convertible Preferred Stock
3.7	Statement of Designation for Series D Convertible Preferred Stock
6.1	Loan and Security Agreement with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.2	Loan Agreement Schedule with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.3	Continuing Guarantee from Stuart Lichter dated February 28, 2013	Exhibit 6.3 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.4(i)	Amendment Number 4 to the Loan and Security Agreement and Loan Agreement Schedule with CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(i) to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.4(ii)	Fourth Amended and Restated Secured Promissory Note (Term Loan) to CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(ii) to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.5	Forbearance Agreement with CH Capital Lending, LLC dated July 31, 2015	Exhibit 6.5 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.6	Promissory Note to Racer Trust	Exhibit 6.6 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.7	Security Agreement with Racer Trust	Exhibit 6.7 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.8	First Amendment to Promissory Note	Exhibit 6.8 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.9	Lease with Shreveport Business Park, LLC dated December 27, 2014	Exhibit 6.9 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.10	First Amendment to Lease with Shreveport Business Park, LLC dated July 31, 2015	Exhibit 6.10 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.11	Promissory Note to Stuart Lichter dated March 6, 2014	Exhibit 6.13 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.12	Promissory Note to Stuart Lichter dated May 30, 2014	Exhibit 6.14 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.13	Secured Promissory Note to Stuart Lichter dated June 19, 2014	Exhibit 6.15 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.14	First Amendment to Secured Promissory Note to Stuart Lichter dated July 20, 2015	Exhibit 6.16 to Offering Statement filed August 28, 2015 (File No. 024-10473)

Exhibit Number	Description	Incorporated by Reference to
6.15	Option Agreement with Stuart Lichter dated as of December 15, 2014	Exhibit 6.17 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.16	Option Agreement with Stuart Lichter dated as of June 29, 2015	Exhibit 6.18 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.17	2016 Incentive and Nonstatutory Stock Option Plan
6.18	Form of Personal Continuing Guaranty from Stuart Lichter
6.19	Option Agreement with Stuart Lichter dated as of May 10, 2016
6.20	Amendment to Option Agreements with Stuart Lichter dated effective as of May 2016
6.21	Independent Contractor Consulting Agreement with Hari Iyer dated June 1, 2016
6.22	Loan Extension Agreement with Stuart Lichter dated September 21, 2016	Exhibit 6.24 to Form 1-SA Semiannual Report for period ended June 30, 2016 (File No. 24R-00009)
6.23	Form of Convertible Unsecured Note due September 30, 2022 for advances by directors
6.24	Loan Extension Agreement with CH Capital Lending, LLC dated November 10, 2016
6.25	Second Amendment to Lease Agreement with Shreveport Business Park, LLC dated November 17, 2016
6.26	Forbearance Agreement with Racer Trust dated December 1, 2016
6.27	Forbearance Agreement with Racer Trust dated March 1, 2017
6.28	Loan Extension Agreement with Stuart Lichter dated April 19, 2017
6.29	Second Loan Extension Agreement with CH Capital Lending, LLC dated April 27, 2017
11.1	Consent of Berline	Exhibit 11.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

ELIO MOTORS, INC.

Date:	April 28, 2017	By:	/s/ Paul Elio
Paul Elio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Paul Elio	Chief Executive Officer and Director (Principal Executive Officer)	April 28, 2017
Paul Elio
/s/ Connie Grennan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 28, 2017
Connie Grennan
/s/ Hari Iyer	Director	April 28, 2017
Hari Iyer
/s/ James Holden	Director	April 28, 2017
James Holden
/s/ Stuart Lichter	Director	April 28, 2017
Stuart Lichter
Director
David C. Schembri
/s/ Kenneth L. Way	Director	April 28, 2017
Kenneth L. Way

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Elio Motors, Inc.
Phoenix, Arizona

We have audited the accompanying balance sheets of Elio Motors, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2016, 2015 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elio Motors, Inc. as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years ended December 31, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered net losses since inception and has accumulated a significant deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Eide Bailly LLP

Denver, Colorado
April 28, 2017

ELIO MOTORS, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

Assets	2016	2015
Current Assets
Cash	$120,206	$6,870,044
Restricted cash held in escrow	192,694	3,806,378
Restricted cash held for customer deposits	-	4,000,000
Prepaid expenses	418,568	471,170
Other current assets	303,000	336,733
Assets held for sale	400,000	2,200,000
Deferred loan costs	136,852	170,628
Total Current Assets	1,571,320	17,854,953

Restricted cash held for customer deposits	2,013,605	1,816,407
Machinery and equipment, net	11,988,165	12,435,481
Facility under capital sublease, net	5,482,468	5,448,964
Deferred loan costs	650,048	981,103
Deferring offering costs	117,081	-
Other assets	25,000	-
Total Assets	$21,847,687	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$11,723,376	$3,806,861
Refundable customer deposits	1,247,550	1,092,750
Advances due to related party	75,155	-
Interest payable, current portion	9,515,336	6,436,079
Derivative liabilities - fair value of warrants	838,833	907,703
Notes payable, net of discount and deferred loan costs	20,315,081	-
Notes payable due to related party, net of discount	-	7,936,597
Total Current Liabilities	43,715,331	20,179,989

Nonrefundable customer deposits	26,035,436	19,587,800
Interest payable, net of current portion	5,351,431	6,757,983
Convertible notes payable, net of discount	5,737,184	401,013
Notes payable, net of current portion, discount and deferred loan costs	-	18,878,146
Notes payable due to related party, net of current portion and discount	6,671,714	-
Capital sublease obligation	6,295,142	6,022,677
Total Liabilities	93,806,238	71,827,608

Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,769,131 and 26,320,322 shares issued and outstanding
at December 31, 2016 and 2015, respectively	61,587,843	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized,
435,036 shares issued and outstanding at December 31, 2016,
no shares issued and outstanding at December 31, 2015	7,330,987	-
Accumulated deficit	(141,144,405)	(88,424,632)
Total Stockholders' Deficit	(72,225,575)	(33,290,700)
Total Liabilities and Stockholders Deficit	$21,580,663	$38,536,908

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
Costs and Expenses:
Engineering, research and development costs	$20,078,229	$2,085,590	$5,469,895
General and administrative expenses	12,678,489	4,455,831	5,247,581
Sales and marketing expenses	7,612,179	4,611,306	4,264,953
Asset impairment charges	-	1,963,448	-
Total costs and expenses	40,368,897	13,116,175	14,982,429

Loss From Operations	(40,368,897)	(13,116,175)	(14,982,429)

Other income (expense):
Gain (loss) on sale of machinery and equipment	(874,375)	1,365,932	67,030
Gain on forgiveness of debt	-	68,399	180,000
Other income	6,750	6,119	213,382
Interest expense	(11,514,326)	(10,918,470)	(10,068,217)
Other expense	-	-	(373)
Gain on change in fair value of derivative liability	31,075	-	-
Total other expenses, net	(12,350,876)	(9,478,020)	(9,608,178)

Net Loss	$(52,719,773)	$(22,594,195)	$(24,590,607)

Basic loss per common share:	$(1.98)	$(0.90)	$(0.98)

Weighted-average number of common shares outstanding	26,559,566	25,127,495	25,040,164

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, AND 2014

	Preferred					Total
	Convertible Stock		Common Stock		Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Deficit	Deficit
Balance at December 31, 2013	-	-	25,000,000	33,459,056	(41,239,830)	(7,780,774)
Net loss	-	-	-	-	(24,590,607)	(24,590,607)
Convertible notes payable						-
converted to equity (Note 11)	-	-	-	336,838	-	336,838
Issuance of stock warrants (Note 9)	-	-	-	1,224,188	-	1,224,188
Issuance of common stock (Note 11)	-	-	77,500	875,000	-	875,000
Balance at December 31, 2014	-	-	25,077,500	35,895,082	(65,830,437)	(29,935,355)
Net loss	-	-	-	-	(22,594,195)	(22,594,195)
Discount on convertible notes from
beneficial conversion feature (Note 7)	-	-	-	5,113,401	-	5,113,401
Issuance of common stock,
net of issuance costs (Note 11)	-	-	1,242,822	14,125,449	-	14,125,449
Balance at December 31, 2015	-	-	26,320,322	55,133,932	(88,424,632)	(33,290,700)
Net loss	-	-	-	-	(52,719,773)	(52,719,773)
Discount on convertible notes from
beneficial conversion feature (Note 7)	-	-	-	1,097,317	-	1,097,317
Convertible notes payable
converted to equity (Note 7)	-	-	210,571	1,343,218	-	1,343,218
Conversion of warrants (Note 9)			8,012	171,307	-	171,307
Stock-based compensation (Note 11)	-	-	-	300,429		300,429
Issuance of stock warrants (Note 9)			-	777,936	-	777,936
Issuance of convertible preferred
stock (Note 8)	435,036	7,330,987	-	-	-	7,330,987
Issuance of common stock,
net of issuance costs (Note 11)	-	-	230,226	2,763,704	-	2,763,704
Balance at December 31, 2016	435,036	$7,330,987	26,769,131	$61,587,843	$(141,144,405)	$(72,225,575)

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, AND 2014

	2016	2015	2014
Cash Flows From Operating Activities
Net Loss	$(52,719,773)	$(22,594,195)	$(24,590,607)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	250,630	278,753	300,000
Amortization of discount on notes payable	3,616,158	2,150,165	2,217,660
Amortization of deferred financing costs	539,936	202,987	264,628
Accrued interest on capital sublease obligation	-	2,740,795	2,241,134
Asset impairment charges	-	1,963,448	-
Gain on sale of fixed assets	874,375	(1,365,932)	(67,030)
Gain on forgiveness of debt	-	(68,399)	(180,000)
Loss on change in fair value of derivative liability	(31,075)
Common stock issued for services	-	-	725,000
Warrant issued for service	820,360
Stock based compensation	300,429
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(241,679)	(375,506)	256,309
Accounts payable and accrued liabilities	12,729,323	(317,746)	4,555,078
Interest payable	4,487,301	5,647,963	2,529,816
Net Cash Used in Operating Activities	(29,374,015)	(11,737,667)	(11,748,012)
Cash Flows From Investing Activities
Purchases of machinery and equipment	(12,987)	(94,255)	-
Proceeds from sale of machinery and equipment, net	1,374,258	3,643,985	183,739
Net Cash Used in Investing Activities	1,361,271	3,549,730	183,739
Cash Flows From Financing Activities
Change in restricted cash	7,391,485	(4,291,231)	(3,359,796)
Customer deposits	6,602,436	4,914,667	12,949,433
Issuance of common stock	3,052,639	14,913,864	150,000
Common stock issuance costs	(155,423)	(714,752)	-
Deferred offering costs	(117,081)	-	-
Repayments of notes payable	-	(1,600,000)	-
Payment of deferred financing costs	-	(427,159)	(363,276)
Proceeds from convertible notes	5,970,000	5,341,560	-
Advances received from related party	75,000	-	1,900,500
Repayments of advances from related party	(1,884,164)	(3,200,572)	(132,078)
Advances to related party	328,014	(253,048)	(74,966)
Net Cash Provided by Financing Activities	21,262,906	14,683,329	11,069,817
Net Change in Cash	(6,749,838)	6,495,392	(494,456)
Cash at Beginning of Year	6,870,044	374,652	869,108
Cash at End of Year	$120,206	$6,870,044	$374,652
Supplemental disclosures of cash flow information
Cash paid during the year for interest	$1,334,184	$176,560	$2,814,979
Cash paid during the year for income taxes	$330	$850	$-
Supplemental disclosures of non-cash investing and financing activities
Amendment of capital lease resulting in change in lease
payments	$272,465	$1,477,323	$-
Discount on Convertible Notes from Beneficial
Conversion Feature	$1,097,317	$5,113,401	$-
Issuance of warrants for services provided	$777,936	$834,040	$1,224,188
Issuance of warrants for stock offering costs	$133,512	$73,663	$-
Exercise of warrants	$171,307	$-	$-
Convertible notes payable converted to equity	$1,343,218	$-	$336,838
Conversion of accounts payable to note payable	$-	$-	$1,600,000
Expense recognized under equity grant	$-	$-	$725,000
Issuance of stock-based compensation	$300,429	$-	$-
Conversion of accounts payable and accrued interest
to preferred stock under capital lease arrangement	$7,330,987	$-	$-

See accompanying notes to financial statements

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Elio Motors, Inc., (OTCQX: ELIO), (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,450, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”), 435,036 preferred shares are designated as Series C Convertible Preferred shares (“Series C shares”), and 96,380 preferred shares are designated as Series D Convertible Preferred shares (“Series D shares”). The Company’s common stock and preferred shares have no par value.  To date no dividends have been declared by the Company.

The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior in rights to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no Series A shares issued or outstanding at December 31, 2016 and 2015.

The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election.  The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares.  There were 435,036 Series C shares issued and outstanding at December 31, 2016 and no Series C shares outstanding December 31, 2015.

The Series D shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares.  The Company’s Series C shares and Series D shares shall rank on par with one another.  There were no Series D shares issued or outstanding at December 31, 2016 and 2015.

On July 9, 2015, the Company completed a 500-for-1 stock split for all outstanding common stock.  References made to outstanding share or per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this 500-for-1 stock split.  The number of authorized shares as reflected on the accompanying balance sheets was not affected by the stock split and accordingly has not been adjusted.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS

As of December 31, 2016 the Company had a working capital deficiency and a stockholder’s deficit of $42,144,011 and $71,958,551, respectively.  During the years ended December 31, 2016, 2015 and 2014, the Company incurred losses of $52,719,773, $22,594,195, and $24,590,607, respectively.  These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the filing date of this report.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS (Continued)

Through December 31, 2016, the Company has not recorded any revenues for the sale of its vehicle nor does it expect to record revenues of any significant amount prior to commercialization of its vehicle.  The Company’s primary source of operating funds since inception has been contributions from stockholders, debt issuance and customer deposits.  The Company intends to continue to raise additional capital through debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production.  If the Company is unable to obtain such additional financing on a timely basis or the Company’s debt holders do not agree to convert their notes into equity or extend the maturity dates of their notes, the Company may have to curtail its engineering and development, and sales and marketing efforts, which would have an adverse effect on the Company’s business, financial condition, and results of operations, and ultimately the Company could be forced to discontinue its operations and liquidate.

Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next few years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business.  The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments.  The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments.  The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities.  The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature.  The fair value of the Companies convertible subordinated debt instruments approximates the carrying value as the applicable interest rate has been adjusted to account for the beneficial conversion feature, or is short term in nature.  For fair value of derivative instruments refer to Note 6.

Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts, and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

Restricted Cash

Restricted cash held in escrow as of December 31, 2016, includes $192,694 deposited in escrow accounts with financial institutions for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment.  As of December 31, 2015, the Company had $3,806,378 deposited in escrow accounts.  Of this amount $2,708,547 was deposited in escrow accounts with financial institutions from the issuance of common shares under the Company’s Regulation A offering, and $1,097,831 was for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment.

In addition, the Company has recorded $2,013,605 and $5,816,407 as restricted cash held for customer deposits as of December 31, 2016 and 2015, respectively.  These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors.   At December 31, 2015, $4,000,000 of these funds were classified as current assets because they were released in May 2016.

Other Current Assets

As of December 31, 2016, the Company has recorded $303,000 as other current assets.  This amount represents the sale of assets held for sale near year end and the proceeds were received in the escrow account January 2017.  As of December 31, 2015, the Company has recorded $336,733 as other current assets.  This amount represents advances made to the President and CEO.  The advance incurred interest at the Federal Funds rate per annum, was due on demand, and repaid on May 3, 2016.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell.  Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.  There was no impairment charge for the years ended December 31, 2016 and 2014. For the year ended December 31, 2015 the Company recognized an impairment charge of $1,963,448.

Assets Held For Sale

In connection with a strategy to reduce debt, the Company decided to sell machinery and equipment held at its Shreveport, Louisiana facility that will not be used during production.  The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $400,000 and $2,200,000, which is shown as “Assets held for sale” at December 31, 2016 and 2015, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment.

The estimated value is based on negotiations with potential buyers.  The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements.  The Company anticipates disposing of all assets held for sale within one year.

Accounting for Debt/Proceeds Allocation

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 7) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company has elected to early adopt such guidance in order to simplify the accounting for its debt issuance costs, with the exception of the debt issuance costs incurred in connection with the Tier 1 Subordinated Convertible Note Payable, as discussed in Note 7.  As of December 31, 2015 the Tier 1 note had a beneficial conversion feature and debt issuance costs in excess of the note amount.  As a result the debt issuance costs were recorded as a deferred loan cost.  As of December 31, 2016, the current and long-term portions of deferred loan costs were $136,852 and $650,048, respectively.  As of December 31, 2015 the current and long-term portions of deferred loan costs were $170,628 and $981,103, respectively.

ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $539,936, $202,987, and $264,628 for the years ended December 31, 2016, 2015, and 2014, respectively.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options.  A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to common stock.  The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Warrants

The Company accounts for warrants with anti-dilution (“down-round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which require such warrants to be recorded as a liability and adjusted to fair value at each reporting period.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815. Based upon the provisions of ASC 815, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured.  Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits.  Nonrefundable deposits are not considered revenue because the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018 as further discussed in Note 5.

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $7,612,179, $4,611,306 and $4,264,953 for the years ended December 31, 2016, 2015 and 2014, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

Research and Development Costs

In accordance with FASB ASC Topic 730, Research and Development, research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC Topic 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value.  Research and development costs amounted to $20,078,229, $2,085,590 and $5,469,895 for the years ended December 31 2016, 2015 and 2014, respectively.

Loss per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.  These potentially dilutive securities were not included in the calculation of loss per common share for the years ended December 31, 2016, 2015, or 2014 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	Years Ended December 31,
	2016	2015	2014
Outstanding convertible notes	1,070,285	871,356	-
Outstanding options	389,000	-	-
Outstanding warrants	2,061,549	1,983,463	1,887,554
Series C convertible preferred stock	435,036	-	-
Total potentially dilutive securities	3,955,870	2,854,819	1,887,554

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of December 31, 2016, 2015 and 2014 and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services.  Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees.  Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.  ASU 2014-09 is effective first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09.  Based on our preliminary analysis we do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”).  ASU 2014-15 requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, provide certain footnote disclosures.  ASU 2014-15 is effective for annual periods ending after December 15, 2016, including interim reporting periods thereafter.  We adopted ASU 2014-15 as of December 31, 2016, and have provided footnote disclosures due to our uncertainty about the entity’s ability to continue as a going concern as further discussed in Note 2.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This standard requires that deferred income tax liabilities and assets be presented as noncurrent assets or liabilities in the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early adoption is permitted. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures. We will adopt this standard on the effective date.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments.  ASU 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted for certain requirements. We are assessing the impact of adopting this new accounting standard on our financial statements and related disclosures.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The amendments in this ASU revise the accounting related to lessee accounting.  Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”).  The ASU includes various provisions to simplify the accounting for share-based payments with the goal of reducing the cost and complexity of accounting for share-based payments. The amendments may significantly impact net income, earnings per share and the statement of cash flows as well as present implementation and administration challenges for companies with significant share-based payment activities.  ASU No. 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.  The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”).  ASU 2016-18 requires the Statement of Cash Flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, restricted cash or cash equivalents should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts on the Statement of Cash Flows.  ASU 2016-18 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the Company’s financial statements.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2016 and 2015:

	2016	2015
Facility under capital sublease	$6,295,142	$6,022,677
Machinery and equipment	11,897,633	12,346,266
Vehicles	49,532	39,500
Computer equipment and software	57,710	54,755
Total property and equipment	18,300,017	18,463,198
Less: accumulated depreciation and amortization	(829,383)	(578,753)
Machinery and equipment, net	$11,988,165	$12,435,481
Facility under capital sublease, net	$5,482,469	$5,448,964

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 4 - PROPERTY AND EQUIPMENT (Continued)

 Depreciation and amortization of property and equipment held for use amounted to $250,630, $278,753, and $300,000 for the years ended December 31, 2016, 2015, and 2014, respectively.  There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility.  For the years ended December 31, 2016, and 2015, the Shreveport manufacturing machinery and equipment held for future production totaled $11,897,633, and $12,346,266, respectively.  Included in the December 31, 2016 balance of machinery and equipment is $871,682 in assets management has identified will not be used in production.  This amount is not classified as assets held for sale because management does not believe the sale of assets is probable within one year.  The Company plans to start production in the fourth quarter of 2018 at which time the manufacturing machinery and equipment will be placed in service.

 At December 31, 2016 and 2015, the Company conducted a review of the machinery and equipment held for sale.  Based on the review, the Company had no impairment charge for the year ended December 31, 2016 and recorded an impairment charge of $1,963,448 for the year ended December 31, 2015.  The assets to be disposed of include conveyance systems, robotics and controllers, and general manufacturing equipment held in the Shreveport Louisiana facility.  The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the amount of the asset impairment.

NOTE 5 – CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of December 31, 2016 and 2015, the Company received refundable deposits of $1,247,550 and $1,092,750, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of December 31, 2016 and 2015, the Company received nonrefundable deposits of $26,035,436 and $19,587,800, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018, and is under no obligation to return the deposit to the customer.  As further discussed in Note 12 Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers up to 50% of the nonrefundable deposit, up to $500 per deposit.  As of December 31, 2016 and 2015, future committed sales discounts offered amounted to approximately $12,120,313 and $10,340,000, respectively.

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$838,833	$838,833
Assets held for sale	$-	$-	$400,000	$400,000
Machinery and equipment			871,682	671,682

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$838,833	Monte Carlo option pricing method	Risk-free rate Time to liquidity event Dividend yield Volatility	2.05% 3.96 yrs. 0.00% 80.10%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$907,703	$907,703
Assets held for sale	$-	$-	$2,200,000	$2,200,000

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$907,703	Monte Carlo option pricing method	Risk-free rate Time to liquidity event Dividend yield Volatility	1.69% 4.84 yrs. 0.00% 80.16%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2015 to December 31, 2016 follows:

Balance at January 1, 2015	$-
Issuance of warrants	907,703
Balance at December 31, 2015	$907,703
Issuance of warrants	133,512
Change in fair value of warrants included in earnings	(31,075)
Conversion of warrants	(171,307)
Balance at December 31, 2016	$838,833

NOTE 7 – LONG-TERM DEBT

Senior Promissory Note – Related Party

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT (Continued)

Senior Promissory Note – Related Party (Continued)

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which deferred the enforcement of the collection of the promissory note until July 31, 2016. On November 10, 2016, the Company entered into a loan extension agreement, which extended and amended the maturity date to July 29, 2017, with monthly payments of $50,000 commencing January 1, 2017.  In addition to the monthly payments, the Company agreed that within five business days of the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities, the Company shall remit a payment equal to the lessor of $2,000,000 or five percent of the net proceeds from the offerings.  As of the date the financial statements were available to be issued, no monthly payments have been made.

On April 27, 2017 the Company entered into a second loan extension agreement with CH Capital, which extended and amended the maturity date to July 31, 2018.  The agreement also allows for one option to further extend the maturity date until September 28, 2018 upon written notice and a payment of $125,000 to CH Capital on or before July 31, 2018.  The loan extension also waived the $50,000 monthly payments that were due under the November 10, 2016 agreement, and replaced the payment of $2,000,000 or five percent of the net proceeds from an offering of at least $25,000,000, with a payment of $1,250,000 upon the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities.  The agreement further requires a payment of $1,250,000, on or before July 31, 2017.  This amount may include the payments made upon the receipt of net proceeds from an offering of at least $25,000,000.  If the Company fails to make the July 31, 2017 payment of $1,250,000, the Company agrees to pay $350,000 on or before August 1, 2017 and $50,000 per month thereafter.

Interest expense incurred on this note for the years ended December 31, 2016, 2015, and 2014 amounted to $536,984, $966,016, and $1,297,644, respectively.

As of December 31, 2016 and 2015, the Company has applied cumulative payments of $5,078,786 and $3,194,622 in principal payments from the sale of machinery and equipment held for sale in the Shreveport Louisiana facility.  The senior promissory note of $4,771,214 and $6,577,091 is reflected net of debt issuance costs of $0 and $78,287 in the accompanying balance sheets at December 31, 2016 and 2015, respectively.

Related Party Subordinated Promissory Notes

On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to January 31, 2019.  The outstanding principal and interest amounted to $600,000 and $155,944, respectively, at December 31, 2016, and $600,000 and $94,944, respectively, at December 31, 2015. Interest expense incurred on the note for the years ended December 31, 2016, 2015, and 2014 amounted to $61,000, $60,833, and $34,111, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT (Continued)

Related Party Promissory Notes

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at January 31, 2019.  The outstanding principal and interest amounted to $1,000,500 and $211,254, respectively, at December 31, 2016, and $1,000,500 and $109,537, respectively, at December 31, 2015. Interest expense incurred on the note for the years ended December 31, 2016, 2015, and 2014 amounted to $101,718, $101,440, and $8,097, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019.  The outstanding principal and interest amounted to $300,000 and $69,722, respectively, at December 31, 2016, and $300,000 and $39,222, respectively, at December 31, 2015. Interest expense incurred on the note for the years ended December 31, 2016, 2015, and 2014 amounted to $30,500, $30,416, and $8,806, respectively.

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. The promissory notes have been discounted using the relative fair value approach for the fair value of the warrants and the fair value of the debt. As of December 31, 2016 and 2015, the notes have been shown $1,300,500 and $759,506, net of the unamortized discount of $0 and $540,994, respectively, on the balance sheets.  Amortization of the discount was $540,994, $518,115, and $165,079 during 2016, 2015, and 2014, respectively, using the effective interest method with an imputed interest rate of 59.22%, which is included in interest expense on the accompanying statements of operations. See Note 9 for additional information regarding the warrants.

Subordinated Promissory Notes

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“RACER”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing.  As part of the subordination agreement RACER requires all proceeds from the sale of manufacturing machinery and equipment held in Shreveport, Louisiana to be first applied to the outstanding principal balance on the CH Capital Lending, LLC note.

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed.

The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $793,502, and $17,564 respectively, at December 31, 2016.  The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $2,195,310, and $52,691 respectively, at December 31, 2015.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT (Continued)

Subordinated Promissory Notes (Continued)

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014.  On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement.  The outstanding principal balance continued to bear default interest of 18% until payments resumed on January 1, 2016.  On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER. The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017.  The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.

The Company missed the October 1, 2016 payment, and subsequently entered into an additional forbearance agreement extending the monthly payments until May 31, 2017.  The outstanding balance shall continue to bear default interest of 18% per annum until the payments are resumed June 1, 2017.

Accrued default interest under the subordinated promissory note amounted to $6,523,211 and $6,317,033 at December 31, 2016 and 2015, respectively. Default interest expense incurred amounted to approximately $1,602,943, $4,548,266, and $3,973,967 for the years ended December 31, 2016, 2015, and 2014, respectively.

On December 5, 2014, the Company converted $1,600,000 of payables owed to one of the research and development vendors to a promissory note. The note incurred interest at the Federal Funds rate per annum, which was 0.56% at December 31, 2015. The note was paid in full on December 10, 2015. Interest expense incurred on the note for the years ended December 31, 2015  and 2014 amounted to $4,197 and $255, respectively.

Convertible Subordinated Notes Payable

On March 2, 2015, the Company offered up to $30,000,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Subordinated Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to their terms, in a private placement to accredited investors.  The first $5,000,000 (Tier 1) in Convertible Subordinated Notes have a conversion price of $5.98, the next $10,000,000 (Tier 2) in Convertible Subordinated Notes have a $9.65 conversion price, and the last $15,000,000 (Tier 3) in Convertible Subordinated Notes have a $12.98 conversion price.  The Convertible Subordinated Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration.  The Company closed offering the Convertible Subordinated Notes in December 2015.  The Convertible Subordinated Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to Racer Trust.

As the close of the offering the Company issued $5,000,560 of Tier 1 Convertible Subordinated Notes and $341,000 of Tier 2 Convertible Subordinated Notes.  Net proceeds from the Convertible Subordinated Notes was $4,628,151 for Tier 1 and $286,250 for Tier 2, net of transaction fees.  The Convertible Subordinated Notes balance, net of issuance costs and the related beneficial conversion feature is $754,607 and $401,013 as of December 31, 2016 and 2015 respectively.  Accrued interest as of December 31, 2016 and 2015, amounted to $293,235 and $110,294, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT (Continued)

Convertible Subordinated Notes Payable (Continued)

A beneficial conversion feature discount of $5,000,560 and $112,841 was recorded for the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively.  The unamortized balance of the beneficial conversion feature discount amounted to $3,236,497 and $49,911 for Tier 1 and Tier 2, respectively, as of December 31, 2016.  The unamortized balance of the beneficial conversion feature discount amounted to $4,737,029 and $112,841 for Tier 1 and Tier 2, respectively, as of December 31, 2015.  The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Subordinated Notes using the effective interest method with an imputed interest rate of 11.6% on the Tier 2 Convertible Subordinated Notes.

Tier 1 issuance costs attributable to the debt component were recorded as a deferred loan cost asset, as the beneficial conversion feature and the issuance costs are in excess of the Tier 1 Convertible Subordinated Notes, and are being amortized as interest expense over the term of the Convertible Subordinated Notes.  Tier 2 issuance costs attributable to the debt component were recorded as a direct deduction to the related debt liability and are being amortized as interest expense over the term of the Convertible Subordinated Notes.    Deferred loan costs of $136,852 and $650,048 are recorded as current and long-term assets, respectively, as of December 31, 2016.  Net issuance costs, amounted to $28,985 as of December 31, 2016 for Tier 2 Convertible Subordinated Notes.  Deferred loan costs of $170,628 and $981,103 are recorded as current and long-term assets, respectively, as of December 31, 2015.  Net issuance costs, amounted to $90,677 as of December 31, 2015 for Tier 2 Convertible Notes.

As of December 31, 2016, the Company converted $1,061,560 of principal and $60,775 of accrued interest from its Tier 1 Convertible Subordinated Notes into 187,682 shares of the Company’s common stock.  As of December 31, 2016 the Company converted $210,000 of principal and $10,883 of accrued interest from its Tier 2 Convertible Subordinated Notes into 22,889 shares of the Company’s common stock.  The Company has $3,939,000 and $131,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of December 31, 2016.  As of December 31, 2015, no Convertible Subordinated Notes were converted.  See Note 14 for conversions and repricing of the Tier 2 Subordinated Notes subsequent to year end.

Convertible Unsecured Notes Payable

The Company received advances totaling $5,970,000 from directors and stockholders of the Company.  The advances are evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”) to directors and stockholders of the company.  The notes can be converted into common stock at a conversion price of $15.00 and have a maturity date of September 30, 2022.  The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.  The Convertible Unsecured Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration.  The agreement further stipulates that the directors and stockholders of the Company may convert and sell up to 2,500 of these shares per week so long as the trading price per share of common stock is above $19.50.

A beneficial conversion feature discount of $1,097,317 was recorded for the Convertible Unsecured Notes.  The unamortized balance of the beneficial conversion feature discount amounted to $987,423 as of December 31, 2016.  The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Unsecured Notes using the effective interest method with an imputed interest rate of 8.03%.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 – LONG-TERM DEBT (Continued)

Convertible Unsecured Notes Payable (Continued)

As of December 31, 2016, the Convertible Unsecured Notes issued total $4,982,577, net of the beneficial conversion feature.  Accrued interest as of December 31, 2016 amounted to $71,776.  As of December 31, 2016 no Convertible Unsecured Notes were converted.  See Note 14 for additional advances, conversions, and repricing of the Convertible Unsecured Notes subsequent to year end.

Annual principal maturities of long-term debt are as follows:

Years ending December 31,	2016	2015
2017	$21,126,147
2018	-	-
2019	6,671,714	-
2020	-	-
2021	-	-
Thereafter	10,040,000	-
Total	37,837,861	35,023,585
Less: amounts representing imputed interest	(793,502)	(2,195,310)
Less: amounts representing deferred issuance costs	(46,548)	(221,654)
Less: amounts representing discount on debt	-	(540,994)
Less: amounts representing beneficial conversion feature	(4,273,831)	(4,849,870)
	32,723,979	27,215,756
Less: current portion notes payable, net of discounts
and deferred loan costs	(20,315,081)	-
Less: current portion notes payable due to related
party, net of discounts	-	(7,936,597)
Long-term portion convertible notes payable, net of
discounts	5,737,184	401,013
Long-term portion notes payable, net of current
portion, discounts and deferred loan costs	-	18,878,146
Long-term portion notes payable due to related
party, net of discounts	$6,671,714	$-

NOTE 8 – CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,344 are payable monthly. The capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 8 – CAPITAL SUBLEASE OBLIGATION (Continued)

The Company recognized $3,228,588, $2,740,795, and $2,241,134 in interest expense under this sublease agreement for the years ended December 31, 2016, 2015, and 2014, respectively, which is included in current and long term interest payable on the accompanying balance sheets at December 31, 2016, and 2015.

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment abated the monthly sublease payments of $249,344 from August 1, 2015 through January 1, 2016. Monthly payments for the period February 1, 2016 through July 31, 2016 were deferred and payable in full on August 1, 2016 under the amendment.  As a result of the sublease amendment, the Company recorded an adjustment to reduce the capital sublease obligation and the respective facility under capital sublease by $1,477,323, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

On November 17, 2016, the Company entered into a second amendment to the capital sublease agreement. The amendment converted accrued sublease payments of $2,742,781 and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of $4,812,806 into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock.  The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock.  The conversion prepaid the December 1, 2016 sublease payment and lease charges.  The aggregate fair value attributed to these detachable warrants was $224,600 at the grant date.  See Note 9 for additional information regarding the warrants.

The November 17, 2016 amendment will also convert projected sublease payments of $2,992,125 and projected lease charges of $598,324 into 96,380 shares of the Company’s Series D Convertible Preferred Stock, which convert into an equal number of shares of the Company’s common stock.  This conversion will be effective on January 1, 2017 and will prepay the sublease payments and lease charges through December 31, 2017.  As a result of the second sublease amendment, the Company recorded an adjustment to increase the capital sublease obligation and the respective facility under capital sublease by $272,465, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

For the years ended December 31, 2016, 2015, and 2014, the Company incurred common area maintenance charges, property tax, and insurance expense of $734,238, $2,067,957, and $1,545,521, respectively.

Future minimum sublease payments under the noncancelable capital sublease are as follows:

Years ending December 31,
2017	$2,992,125
2018	2,992,125
2019	2,992,125
2020	2,992,125
2021	2,992,125
Thereafter	52,857,085
Total minimum sublease payments	67,817,710
Less: amount representing interest	(61,522,568)
$6,295,142

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 8 – CAPITAL SUBLEASE OBLIGATION (Continued)

Facility under capital sublease as of December 31, 2016 and 2015, is $6,295,142 and $6,022,677, respectively.  Accumulated depreciation as of December 31, 2016 and 2015, is $812,673 and $573,713, respectively.

NOTE 9 – WARRANTS AND WARRANTS LIABILITY

The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, as it relates to outstanding warrants.

In connection with the Shreveport Business Park, LLC second capital sublease amendment, which occurred on November 17, 2016, the Company issued a warrants to purchase 25,000 shares of common stock at an exercise price of $20.00 per share.  These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at November 17, 2021. The aggregate fair value attributed to these warrants was $224,600 at the grant date.  These warrants are classified as equity in the accompanying balance sheets.

The December 31, 2016 fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	85.00%
Risk free interest rate	1.72%
Expected life	5 years

As of December 31, 2016 and 2015, none of the warrants had been exercised.

In May 2016, as consideration for a personal guaranty in the amount of $5,000,000 given by a director and stockholder of the company to induce a credit card processor to release $4,000,000 of reserved funds, the Company issued warrants to purchase 58,824 shares of common stock at an exercise price of $17.00 per share.  These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement in May, 2021. The aggregate fair value attributed to these warrants was $820,360 at the grant date.  These warrants are classified as equity in the accompanying balance sheets.

The December 31, 2016 fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.00%
Expected life	5 years

As of December 31, 2016 and 2015, none of the warrants had been exercised.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

In connection with the November 2015 Regulation A stock offering of 1,410,048 shares of the Company's common stock at a price of $ 12.00 per share, the Company issued an aggregate of warrants to purchase 21,408 shares of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider. 10,708 of the warrants expire 3 years from the grant date and 10,700 of the warrants expire 7 years from the grant date.  These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision).  Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets.  The Company will revalue the fair value adjustment of this derivative instrument at each reporting period.  As of December 31, 2016 and 2015 the fair value of the derivative instrument was $25,540 and $73,663, respectively.

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 83.00%
Risk free interest rate	1.20% - 2.09%
Expected life	2 - 6 years

The December 31, 2015 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.30% - 1.34%
Expected life	3 years

As of December 31, 2016, 18,384 warrants were exercised using the cashless conversion option, resulting in the Company issuing an additional 8,012 shares of common stock.  As of December 31, 2015, none of the warrants had been exercised.  On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.  The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $12.00 per share to $5.98 per share.

In connection with the private placement of the Convertible Subordinated Secured Notes, which occurred through December 17, 2015, the Company issued an aggregate of warrants to purchase 83,621 shares of common stock at an exercise price of $7.18 per share, and 3,534 shares of common stock at an exercise price of $11.58 per share. These warrants expire December 2020.  These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets.  The Company will revalue the fair value adjustment of this derivative instrument at each reporting period.  As of December 31, 2016 and 2015 the fair value of the derivative instrument was $813,293 and $834,040, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00%
Risk free interest rate	1.68%
Expected life	5 years

The December 31, 2015 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00%
Risk free interest rate	1.72%
Expected life	5 years

As of December 31, 2016 and 2015, none of the warrants had been exercised.  On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.  The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price of the Tier 1 and Tier 2 from $7.18 and $11.58, respectively, per share to $5.98 per share.

During 2014, in connection with obtaining subordinated promissory notes for $1,000,500 and $300,000 from a director and stockholder, the Company issued detachable warrants for the purchase of 1,887,554 shares of common stock at an exercise price of $5.56 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at June 29, 2025. The aggregate fair value attributed to these detachable warrants was $1,224,188 at the grant date.  These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	87.00%
Risk free interest rate	0.40%
Expected life	10.5 years

As of December 31, 2016 and 2015, none of the warrants had been exercised.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

Below is a summary of warrants outstanding at December 31, 2016 and 2015:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2015	1,887,554	5.56	10.5
Issued	95,909	7.78	4.8
Exercised	-
Expired/Forfeited	-	-	-
Balance at December 31, 2016	1,983,463	5.67	9.3
Granted	96,478	17.12	5.2
Exercised	(18,384)	12.00	-
Expired/Forfeited	-	-	-
Balance at December 31, 2016	2,061,557	6.15	8.1

NOTE 10 – INCOME TAXES

For the years ended December 31, 2016, 2015 and 2014, no income tax expense was recorded.

The Company’s effective tax rate differs from the federal statutory rate of 34.0% primarily due to the impact of state income taxes and the valuation allowance recorded against its deferred tax assets.

Reconciliation of the federal statutory rate to the effective tax rate is as follows:

	2016	2015
Federal statutory rate	34.0%	34.0%
State income taxes, net of federal tax benefit	2.71	1.5
Permanent differences	(1.7)	(1.5)
Valuation allowance adjustments	(35.01)	(28.4)
Others	0.0	(5.6)
Effective tax rate	0.0%	0.0%

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 10 – INCOME TAXES (Continued)

The principal components of deferred tax assets and liabilities are as follows as of December 31:

	2016	2015
Non-current deferred tax assets:
Property and equipment	$3,056,006	$2,869,354
Nonrefundable customer deposits	9,978,443	5,405,381
Net operating losses	25,841,238	14,220,992
Others	429,558	-
Total non-current deferred tax assets	39,305,245	22,495,727

Valuation allowance	(37,581,853)	(21,419,829)

Non-current deferred tax liabilities:
Imputed interest	(304,121)	(548,518)
Deferred state taxes	(1,407,361)	(532,380)
Others	(11,910)	-
Total non-current deferred tax liabilities	(1,723,392)	(1,080,898)

Total non-current deferred tax assets	$-	$-

Net deferred income taxes	$-	$-

As of December 31, 2016, the Company has approximately $68.1 million and $61.3 million of federal and state net operating loss carryovers, respectively.  These net operating loss carryovers will begin to expire in 2031 and 2024 for federal and state income tax purposes, respectively.  The actual utilization of the federal and state net operating losses may be limited by the provisions of Internal Revenue Code Section 382.

Given the lack of book income in the history of the Company and the uncertainty as to the likelihood of future taxable income, the Company has recorded a full valuation allowance against all its deferred tax assets because it is more likely than not that any of its deferred tax assets would be realized.  The Company will evaluate the appropriateness of the valuation allowance on an annual basis and adjust the allowance as considered necessary.  The Company is subject to U.S. federal and state income tax examinations for all years from inception.  No examinations are currently pending.

NOTE 11 – COMMON STOCK

The Company received engineering and prototype development services from Elio Engineering, Inc. dba ESG Engineering, valued at $25,000,000.  In exchange for these services, the Company transferred 25,000,000 shares of common stock to Elio Engineering, Inc. in October 2011.

During December 2013, in connection with an investor’s capital contribution of $7,484,056, net of equity issuance fees of $15,944- the President and CEO transferred 5,000,000 shares of common stock from his personal holdings to the investor. The President and CEO did not receive any compensation for this transfer of shares. The Company’s total shares issued and outstanding did not change as a result of this transfer during 2013.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 11 – COMMON STOCK (Continued)

During February 2014, outstanding convertible notes and accrued interest in the amount of $275,000 and $61,838, respectively, were converted to 412,500 shares of common stock.  The shares were transferred from the President and CEO’s personal holdings to the convertible note holders.  The President and CEO did not receive any compensation for this transfer of shares.

During 2009, the Company received lobbying services from Black Swan, LLC (“Black Swan”). In exchange for these lobbying services, the Company issued a contingent equity grant. Black Swan was entitled to receive up to 4% of outstanding common stock of the Company if the Company were to receive funding in excess of $10,000,000 under the Advanced Technology Vehicle Manufacturing program. On July 17, 2014, the Company entered into an amended agreement where Black Swan relinquished their contingent equity grant in exchange for 62,500 shares of common stock.  The Company recorded the common stock granted to Black Swan using the relative fair value approach based on the Company’s estimated fair value. The grant vested immediately and $725,000 was recorded to general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2014.

During December 2014, two of the Company’s directors contributed $150,000 in exchange for 15,000 shares of common stock.

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  The Company offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  The offering was authorized to continue until the earlier of March 31, 2016 (which could have been extended at the Company’s option) or the date when all shares have been sold.

The Company reserved the right to accept subscriptions for up to an additional 418,000 shares, for an additional $5,016,000 in gross proceeds.  As of December 31, 2015 the Company sold 1,242,822 shares of common stock for $14,125,449, net of offering costs of $788,415 of which $73,663 is related to the issuance of warrant liabilities as further discussed in Note 9 above.

On February 16, 2016, the Company closed the Regulation A offering, after issuing an additional 167,226 shares of common stock for $1,694,544, net of offering costs of $312,168 of which $133,512 is related to the issuance of warrant liabilities as further discussed in Note 9 above and is included in the issuance of stock warrants on the Statement of Stockholders Equity.

In June 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,069,160.

As of December 31, 2016 the Company issued an additional 210,571 shares of common stock in connection with the conversion of the convertible subordinated secured notes payable as further discussed in Note 7 above.

As of December 31, 2016 the Company issued an additional 8,012 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering as further discussed in Note 9 above.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 11 – COMMON STOCK (Continued)

Stock Options

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016.  The plan permits the granting of options to purchase up to 2,000,000 shares of common stock.  During October 2016, the Company awarded 510,380 options to certain Company personnel, and directors.  Stock options granted vest equally over a three year period.  Director options are exercisable once the vesting date has occurred, and Company personnel options are exercisable once production begins.  All options expire seven years from the award date and have an exercise price of $19.68 share.  As of December 31, 2016, 121,380 options were forfeited.

The fair value for the options granted was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	70.00%
Risk free interest rate	1.11%
Expected life	4.5 years

The total employee and director stock-based compensation recorded as operating expenses was $300,429 for the year ended December 31, 2016.  At December 31, 2016 there was $3,974,681 of total unrecognized compensation cost related to unvested stock options.  This cost is expected to be recognized over the next three years.

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 31, 2015	-	-	-
Granted	510,380	19.85	2.8
Exercised	-	-	-
Expired/Forfeited	(121,380)	19.85	-
Balance at December 31, 2016	389,000	19.85	2.8

Vested and exercisable at December 31, 2016	-	-	-

The Company currently uses authorized and unissued shares to satisfy share award exercises.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 11 – COMMON STOCK (Continued)

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at December 31, 2016:

Common stock warrants outstanding - related parties	1,971,378
Common stock warrants outstanding	90,171
Common stock options outstanding under the 2016 Plan	389,000
Authorized for future grant or issuance under the 2016 Plan	1,489,620
Convertible notes payable - related party	724,843
Convertible notes payable	345,270
Series C Convertible Preferred Stock	435,036
5,445,318

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation

In management’s opinion, the Company is not currently involved in any legal proceedings, which, individually or in the aggregate, could have a material effect on its financial condition, operations and/or cash flows.

Sales Discounts

The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of the vehicle at the time of the customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since revenues have not commenced and the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $12,120,000 and $10,340,000 as of December 31, 2016 and 2015, respectively.

Sales Commitments

In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/deliver charges, taxes, title, registration, and options/installation.  As a special incentive if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000.  As of December 31, 2016, the Company has received 63,661 total reservations, of which 37,539 have received the locked price of $7,300 and 18,792 have made a binding purchase commitment and have received the locked price of $7,000.

Creation of New Jobs

Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs.  The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number.  On March 17, 2015, the Company entered into the second amendment and extended the deadline of this agreement to July 1, 2017.  At December 31, 2016, the Company record an accrued liability of $7,500,000.  The expense is included in general and administrative expenses in the Statement of Operations.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 13 – RELATED PARTY TRANSACTIONS

During 2013, the Company entered into a capital sublease with a related party owned by a director and stockholder as described in Note 8.  On November 17, 2016 the Company entered into the second amendment to the capital sublease agreement as further discussed in Note 8.  As part of the second amendment to the capital sublease, the Company converted the 2016 lease payments of $2,742,781, as well as the accrued common area maintenance charges, insurance, property taxes, and late fees and interest through December 31, 2016 of $4,812,806 into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock as further discussed in Note 8 and Note 9 above.

On August 1, 2014, CH Lending, a related party owned by a director and stockholder, purchased the promissory note from GemCap as further described in Note 7.  The Company entered into an extension agreement, which defers the enforcement of the collection of the promissory note until July 31, 2018.

During 2014, the Company entered into three subordinated promissory notes with a director and stockholder of the Company for total proceeds of $1,900,500 as further discussed in Note 7 above. The secured promissory notes included detachable warrants as discussed in Note 7 and Note 9 above.

During 2015, the Company advanced to its President and CEO $253,048. This advance is reflected on the accompanying balance sheets in other current assets. The note incurs interest at the Federal Funds rate per annum and is due on demand.  At December 31, 2015, the Federal Funds rate was 0.56%.  As of May 3, 2016 the President and CEO has repaid the principal and interest on the advance.

During 2015, a director and stockholder of the Company purchased a total of $1,955,000 of the Tier 1 Convertible Subordinated Notes described in Note 7.

In May 2016, the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company.  The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds.  The options had a fair value of $820,340 as of the grant date as discussed in Note 9 above.

During 2016, several directors and stockholders have advanced the Company $5,970,000 as evidenced by Convertible Unsecured Notes.  The notes can be converted into common stock at a conversion price of $15.00 per share as further discussed in Note 7 above.  See Note 14 for conversions subsequent to year end.

In March 2017, the Company issued 33,445 shares of common stock in a private placement offering to a director and shareholder of the Company at $5.98 per share.  The common stock was issued at $5.98 per share.  See Note 14 for additional information.

During 2016, several employees advanced the Company $75,155.  The amount was outstanding at December 31, 2016, and will be repaid during 2017.

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through April 28, 2017 which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 7, Note 8, Note 9, Note 13 and below.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 14 - SUBSEQUENT EVENTS (Continued)

In order to reduce costs, effective January 1, 2017, the Company furloughed a significant portion of the engineering, manufacturing, and sales and marketing workforce.  At this time the Company is focusing its efforts on raising capital through a combination of debt and equity offerings.  Once capital has been raised, the Company will resume engineering, manufacturing, and sales and marketing efforts.

As of March 31, 2017, the Company has received total refundable and nonrefundable customer deposits for purposes of securing their vehicle production slot of approximately $1.2 million and $26.6 million, respectively.

On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.  The issuance triggered the repricing provision on the outstanding Tier 2 Convertible Subordinated Notes and reduced the conversion rate from $9.65 per share of common stock to $5.98 per share of common stock.  The repricing provision of the Tier 2 Convertible Subordinated Notes will increase the number of potential shares outstanding from 8,912 to 14,381.  The issuance also triggered the down-round provision on the warrants issued in connection with the 2015 Regulation A offering and the Convertible Secured Notes issuance.  The down-round provision reduced the exercise price of the Regulation A warrants from $12.00 to $5.98 per share and increased the number of potential shares outstanding from 3,024 to 6,068.  The down-round provision reduced the exercise price of the Convertible Secured Note warrants from $7.18 and $11.58 to $5.98 and increased the number of potential shares outstanding from 87,155 to 107,245.

Subsequent to year end the Company has received additional advances from a director and stockholder of the Company amounting to $514,000.  The March 31, 2017 common stock private placement discussed above triggered the repricing provision on the outstanding Convertible Unsecured Notes, and reduced the conversion price from $15.00 per share of common stock to $5.98 per share of common stock.  On April 17, 2017, the principal balance and accrued interest of $6,484,000 and $165,220, respectively, was converted into 1,111,910 shares of common stock.  As of the date of this filing there were no Convertible Unsecured Notes outstanding.

The Company has converted $2,200,000 of principal and $190,800 of accrued interest from its Tier 1 Convertible Subordinated Notes into 399,799 shares of the Company’s common stock at a conversion price of $5.98.  Of this amount, $1,955,000 of principal and $174,095 of accrued interest, was converted by a director and stockholder of the Company.  The Company has converted $45,000 of principal and $2,713 of accrued interest from its Tier 2 Convertible Subordinated Notes into 4,944 shares of the Company’s common stock at a conversion price of $9.65.  Future conversions of the Tier 2 Convertible Subordinated Notes will have a conversion price of $5.98 due to the triggering of the repricing provision, as discussed above.  The Company has $1,704,980 outstanding of the Tier 1 and $86,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of the date the financial statements were available to be issued.